ARS
P.E. 12/31/01

02029008

CORE STRENGTHS

FOCUSED EXECUTION

BSB BANCORP, INC.

ANNUAL REPORT 2001

Quarterly Stock Price Range


$30.00
$20.00
$10.00
$20.25
$12.38
$23.36
$16.63
$27.00
$21.36
$27.40
$20.85
Q1 01
Q2 01
Q3 01
Q4 01

General Shareholder Description

As of December 31, 2001, there were 2,286 shareholders of record of the Company's common stock. Institutional investors held approximately 4.4 million shares, or 45 percent of shares outstanding. Approximately 36 percent of shares outstanding are owned locally, within BSB's core market area. Directors and executive officers own approximately 7.0 percent of shares outstanding.

Stock Listing

The common stock of BSB Bancorp, Inc. is listed on the NASDAQ National Market System under the symbol BSBN.

Stock Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane ▪ Plaza Level ▪ New York, NY 10038
800 937 5449

Annual Meeting

Monday, April 29, 2002 at 10:00 a.m.
Binghamton Regency Hotel and Conference Center ▪ South Ballroom
One Sarbro Square ▪ 225 Water Street ▪ Binghamton, NY 13901

Investor Relations - Form 10-K Annual Report

Investor and shareholder information regarding BSB Bancorp, Inc., including a copy of BSB Bancorp, Inc. Form 10-K Annual Report and all filings with the Securities and Exchange Commission, is available through the Company's Web site at www.bsbbank.com.

Copies may also be obtained without charge upon request to:
Larry G. Denniston ▪ Senior Vice President and Corporate Secretary
BSB Bancorp, Inc. ▪ 58-68 Exchange Street ▪ Binghamton, NY 13901
607 779 2406 ▪ Toll free 1 877 289 0221
ldenniston@bsbbank.com

1 2001 Strategic Objectives Performance Highlights
2 Company Profile
3 Market Profile
4 Letter to Shareholders
10 Core Strengths Focused Execution
16 Summary Financial Information
18 Executive Officers Board of Directors
20 Company Information

2001 Strategic Objectives

Objective Improve Commercial Credit Underwriting and Administration

- Created "special assets" unit to manage selected non-performing and other targeted loans
- Essential staff was added in the recently separated lending function and credit administration areas
- Focused on high credit quality and profitable long-term customer relationships

Objective Reduce Loan Delinquencies

- 30 to 89 day past due loans were reduced from over $66 million at year-end 2000 to approximately $18 million

Objective Restructure Asset Mix - Reduce Size of C&I Portfolio

- Total loans were decreased by 19.3 percent, and C&I loans were reduced by approximately $261 million, or 26.1 percent, in 2001

Objective Improve Liquidity and Reduce High-Cost, Non-Core Deposits

- Decreased use of "wholesale" funding, allowing $284.8 million of "MoneyDesk" and brokered deposits to run off in 2001

Objective Capital Management

- The Board twice authorized the repurchase of common shares with available capital, with 731,737 shares repurchased at yearend

2001 Performance Highlights

- Net income increased from $2.3 million in 2000 to $20.5 million in 2001
- Efficiency ratio for 2001 was 45.85 percent, which is significantly better than our peer institutions
- Opened a full-service branch location in Fayetteville, New York, expanding our presence in the Syracuse area
- Announced the sale of $11 million credit card loan portfolio
- Increased interest rate margin by 22 basis points from fourth quarter 2000 to fourth quarter 2001







Company Profile

Headquartered in Binghamton, New York, BSB Bancorp, Inc. provides a broad range of deposit, loan, trust and financial management services to businesses and consumers in Broome, Onondaga, Tioga, Chenango and Chemung counties. The Bank serves its customers from 22 full-service banking offices, 29 branch based and 26 off-premise automatic teller machines and at 12 proprietary banking service locations (StoreTeller℠) situated in a large area supermarket chain. In Broome County, the Bank is the leader in total deposits with a 39 percent market share.

12 31 01

Assets	$2.1 billion
Gross Loans	1.5 billion
Deposits	1.5 billion
Shareholders' Equity	155.8 million
Avg. Branch Deposit Size*	$66 million
Total Households Serviced	108,000

*Excludes supermarket branches

Deposit Composition

12 31 00



NOW
1.1%
CD's Retail
30.0%
CD's Wholesale
25.7%
Savings
8.8%
Commercial Checking
8.2%
Money Market
26.2%

12 31 01



NOW
1.7%
CD's Retail
36.2%
CD's Wholesale
10.4%
Savings
11.2%
Commercial Checking
10.6%
Money Market
29.9%

Wholesale deposits - used to fund C & I lending growth - were reduced by approximately $284.8 million from year-end 2000.

Loan Composition

12 31 00



Gross Commercial Loans
54.8%
Gross Real Estate Loans
21.2%
Gross Consumer Loans
24.0%

12 31 01



Gross Commercial Loans
50.1%
Gross Real Estate Loans
24.2%
Gross Consumer Loans
25.7%

The commercial and industrial loan portfolio was reduced by $261 million, or 26.1 percent from year-end 2000

Market Profile



Onondaga Co.
Syracuse
Chenango Co.
Norwich
Chemung Co.
Tioga Co.
Elmira
Binghamton
Broome Co.
Owego
Home Office
Branch
Store Teller

During recent years, the Central New York area has been one of New York State's fastest growing economic regions, providing a solid core market for BSB. Private sector job growth in Binghamton, Syracuse and Elmira was a combined 5.2 percent between April 2000 and April 2001, compared with national average growth of 2.9 percent. The September 2001 average unemployment rate in the five counties where BSB conducts business was 4.6 percent, compared to the national average of 4.9 percent. The Binghamton area has one of the largest concentrations of technology-related jobs in the U.S. Syracuse-area new residential housing starts are up 60 percent over the past two years. Elmira's local property values increased by 25.9 percent in 2000, second of 319 metropolitan areas in the U.S.

The '99 acquisition of Skaneateles Bancorp provided a solid foothold in the Syracuse market, and we believe the opportunity to grow market share in this area is a real possibility.

Central New York is also home to 44 private and state colleges with a combined enrollment of 215,000 students. Nationally acclaimed Binghamton University operates a growing research program in connection with over 100 local companies aligned in various strategic partnerships. The Strategic Partnership for Industrial Resurgence (SPIR) offers engineering extension services to help small- and mid-sized businesses stay competitive in today's rapidly changing business environment. SPIR fills a critical role in providing infrastructure support to New York State businesses. The University's Integrated Electronics Engineering Center (IEEC) has more than 40 associate member businesses and acts as the de facto research and development arm for many of its members. The IEEC has a $30 million annual economic impact on the community. A planned Advanced Biotechnology Center at the University is expected to act as an economic magnet, drawing new industry to the Binghamton area.

To Our Shareholders, Customers and Employees

Howard W. Sharp
President and Chief Executive Officer

With the completion of my first full year as President and Chief Executive Officer of BSB Bancorp, I'm pleased with the success that we had capitalizing on the opportunities and negotiating the many challenges we faced in 2001. As I look back upon the year, I feel a sense of accomplishment resulting from the many improvements which



have been made, especially in the way we manage the commercial lending portion of our business. I believe we have made significant progress in dealing with the loan quality problems, and as importantly, we have made solid progress in changing the lending philosophy and building a team of lenders capable of executing our new strategies. While we still have an unacceptable level of non-performing and delinquent loans, we expect continued improvement this year.

The strategy of stabilizing earnings while shrinking the loan portfolios, which we adopted at the beginning of 2001, proved successful. We now look forward to modest growth in the targeted areas of residential and commercial mortgage lending, accompanied by continued improvements in earnings. Despite the burden upon earnings resulting from the loan quality problems, the company achieved solid full-year financial results.

Financial Results

I'm very proud of the way the BSB team – and it was clearly a team effort – performed in 2001 as we made significant progress in restructuring our loan portfolio, improving asset quality and attaining solid full-year financial results.

Net income for 2001 was $20.5 million, or $2.02 per diluted share, an increase of $18.2 million and $1.80 per diluted share from $2.3 million, or $.22 per share for 2000. Total assets on December 31, 2001 were $2.1 billion, a reduction of 10.9 percent from the year-end 2000 amount of $2.3 billion, and a reflection of our objective of restructuring the composition of the loan portfolio, with the specific goal of reducing our Commercial and Industrial (C&I) loans.

One of the significant operating strengths of our regional community bank has been, and remains, control of operating expense, which decreased by 4.4 percent to $43.5 million from $45.5 million in 2000. This is further illustrated by our 2001 efficiency ratio (overhead expense divided by revenue) of 45.85 percent, a level significantly better than the average for regional community banks of comparable size.

Net interest income and net interest margin for 2001 were $82.6 million and 4.08 percent, compared to $91.2 million and 4.24 percent for 2000. The decrease in net interest income was due largely to the



significant reduction in earning assets associated with the planned actions to restructure the loan portfolio. The decline in assets enabled us to reduce higher-cost, wholesale deposits which in turn had a positive effect on the cost of funds, and helped to mitigate the reduction in higher gross-yield loans.

Progress on Performance Objectives

In the 2000 Annual Report, I discussed a number of strategic initiatives that would frame our performance objectives for 2001. Because these performance objectives played such an integral part in our performance during 2001, it's appropriate to review them individually along with the significant progress that was made during the year.

Improved Commercial Credit Underwriting and Administration In the past 15 months we have made extensive changes to our commercial credit underwriting and administration, starting with the hiring of an experienced senior risk manager who completely revamped the Bank's lending policies. While we intend to remain a leader in the commercial loan business within our various markets, we will do it while maintaining a credit culture where quality is paramount and by focusing on long-term, more creditworthy and profitable customer relationships.



Along with the hiring of additional relationship managers, well-qualified, experienced staff was added in the areas of underwriting and credit administration. The organizational structure was changed to separate the responsibilities of relationship management from underwriting, a change designed to improve the quality and consistency of underwriting. During the first quarter, a "special assets" unit , responsible for managing non-performing and other selected loans, was created. This change is improving the control and recoveries of these loans while freeing the relationship managers to spend their time managing desirable accounts and developing new business.



Improve Asset Quality Loans 30 to 89 days past due were 3.65 percent of total loans on December 31, 2000. By year-end 2001, this measurement of credit quality was significantly improved at 1.23 percent. Delinquent loans provide an indication of the future risk profile of the portfolio. The actions described above were instrumental in this improvement and I'm confident that the process we have in place is sufficient to address asset quality issues.



Restructure Asset Mix – Reduce Size of C&I Portfolio As part of the comprehensive risk-management-process analysis completed in fourth quarter 2000, we assessed the composition of our loan portfolios and determined that a rebalancing of the Bank's loan mix was needed.

From December 31, 2000 through the end of 2001 we moved to decrease total loans by 19.3 percent, and reduced our C&I loan portfolio by approximately $261 million or 26 percent. We believe this action will result in an increase in overall loan quality that will be instrumental in improved earnings performance over time.







Improve Liquidity and Reduce High-Cost Non-Core Deposits
Our strong progress in reducing the size of our C&I portfolio during the year also reduced our need for wholesale funding. From December 31, 2000 through the end of 2001 we significantly reduced the use of higher-cost wholesale deposits, running off approximately $285 million in "MoneyDesk" and brokered deposits.

Because we planned to couple the decrease in earning assets with a corresponding decrease in the use of wholesale funding, used to support past C&I loan growth, we believed we could accomplish this without a significant negative impact to earnings. While no one could have foreseen the events of 2001, and the corresponding reductions in key interest rates, the fact that our net interest margins have remained strong – increasing by 22 basis points from the fourth quarter of 2000 to the fourth quarter of 2001 – suggests that our strategy was fundamentally sound.

Capital Management Despite the significant challenges facing BSB when we started the year, we remain a strong financial institution, with the Bank's Tier 1 Capital Ratio of 11.60 percent at yearend, significantly exceeding the Federal Reserve Board requirements for a "well capitalized" financial institution.

In fact, our capital position was strong enough that the Board of Directors twice authorized the repurchase of common shares with available capital. Through year-end 2001, 731,737 shares of BSB Bancorp common stock were repurchased. These repurchases have a principal effect of increasing earnings per share of the remaining outstanding shares of BSB common stock.

Moving Ahead With Confidence

Our refocused strategy enabled us to make significant progress during 2001, and I believe we have in place the leadership and teamwork necessary to ensure that we continue to successfully execute our business plan.

We will continue to demonstrate an uncompromising dedication to high asset quality. Although we intend to return to a growth posture during 2002, our targets will be conservative and our steps measured. Our plan for 2002 is to grow year-end total assets by approximately 2 percent above year-end 2001 total assets. Most of the growth will be focused on residential and commercial real estate lending.

We will continue to work to achieve a stronger mix within our asset and liability portfolios. By the end of 2004, our objective is to have approximately 35 percent of our assets in real estate loans – 60 percent of which will be residential and the rest commercial. Within this same time frame, we are looking to maintain our consumer lending portfolio at about 13 percent of total assets and to shrink commercial and industrial lending to approximately 20-25 percent. The remainder of our targeted portfolio would be divided between security investments and mortgage-backed securities.

With our continued emphasis on growing core deposits, we are confident that we can continue to reduce our use of more volatile wholesale deposits.

There is little doubt that consolidation will remain a fact-of-life for community banks over the next few years. We will continue to work to position BSB to participate on whichever end of the acquisition equation provides the best opportunity for our shareholders.

Growth opportunities still exist within our current Central New York State market and we are confident that we can leverage our strong community banking brand to increase market share in select areas. The acquisition of Skaneateles Bancorp, in 1999, provided a solid foothold for BSB in the Syracuse market, and we believe that the opportunity exists to increase our profile in and around this market.



Our 24-hour TelephoneTeller® service handles more than 1.5 million inquiries annually.

Our five-county Central New York marketplace offers a stable economy where private sector job growth outpaces the national average and unemployment remains below the national average. Even so, we plan to explore other opportunities in carefully selected Upstate New York markets that we believe will complement our in-market successes. We see potential for quality commercial real estate growth in the Hudson Valley and have been evaluating the location of one or more loan production offices in this area.


BSB BANK & TRUST

BSB's new Fayetteville, New York branch opened during the 3rd quarter 2001.



Finally, we have identified some opportunities to increase internal fee generation during the coming months based on matching existing business practices to industry norms. We have also added experienced staff in our trust and investment services area to concentrate on business development in the Syracuse area.

BSB – Investment Opportunity

Recently our management team restarted the important investor relations activity of presenting to groups of professional investors. We believe that solid progress in repositioning BSB for profitable growth was achieved in 2001, and that it's important that we get in front of securities analysts and potential investors to explain the significance of what was accomplished. In the process of preparing for this presentation, we developed a list of reasons that BSB has solid investment potential. As a current or prospective investor in BSB, you also may have an interest in these investment considerations.

Strong Competitive Position BSB is a solid and profitable community bank with a strong competitive presence within our primary Central New York State markets of Binghamton and Syracuse. In Broome County, we are the clear market leader in total deposits with approximately 39 percent. We service over 109,000 households in our five-county service area and the average deposit size for our full-service branches is $66 million, a number that would be envied by many community banks.

Opportunity for Expansion While we are clearly the dominant financial institution in the Binghamton area, we believe we have an opportunity to take a bigger share of the larger Syracuse market. In 2001, we opened a new branch in Fayetteville, NY - an attractive community east of Syracuse.

Strong Efficiency Ratio One of the clear signs of a well-run community bank is an efficient cost structure. Despite our need to add staff during 2001 in the lending and credit administration areas, we finished the year with a very strong efficiency ratio – measuring our productivity by comparing overhead to revenues – of 45.85 percent. Our efficiency ratio compares very well with the FDIC national average for institutions with between $1 and $5 billion in assets, at 61.92 percent.

Solid Capital Position BSB has historically maintained strong capital ratios and, despite the asset quality issues that we addressed in 2001, this remains the case today. We ended 2001 with a risk-based capital to risk-weighted assets ratio of 12.88 percent, well in excess of the Federal Reserve Board requirements for a "well capitalized" institution.

Focused and Effective Strategy Starting with the 2000 Annual Report and continuing throughout fiscal 2001, we have communicated a strategy focused on improving asset quality, realigning our asset mix and improving liquidity. We believe that the substantial progress made in reaching these goals, along with our solid full-year financial results, and increased market valuation, is an indication of the effectiveness of our strategy.

Dividend Yield BSB has paid an uninterrupted dividend on its common stock since November 1987. The current annual dividend amount of $1.00 provides investors with a strong dividend yield of 4.2 percent, based on the December 31, 2001 closing price for BSB common stock of $23.71.

Value In Relation to Our Industry Believing BSB Bancorp's stock to be an attractive investment, the Board of Directors adopted a repurchase

Investment Rationale

- Solid community banking core business with strong competitive presence in primary Central New York State markets of Binghamton and Syracuse
- Recent expansion efforts have focused on the Syracuse area, where BSB believes the opportunity exists for market share gain
- Management's focus on maintaining the Bank's strong efficiency ratio
- The risk-based capital to risk-weighted assets ratio of 12.88 percent, exceeds the Federal Reserve Board requirements of a "well capitalized" institution
- Active strategy to further improve asset quality and maintain adequate liquidity while reducing the size of commercial and industrial loans as a percentage of the total loan portfolio. During the past year the Bank took action to significantly improve commercial credit underwriting and administration
- A dividend yield of approximately 4.2 percent based on the closing price for BSB's common stock of $23.71 on December 31, 2001

program in January 2001 that authorized repurchase of up to 500,000 shares of common stock. In August the Board, continuing to believe that our stock remained an attractive investment, authorized repurchase of up to an additional 500,000 shares through December 31, 2001. On December 17, 2001 the authorization was extended for six months.

Our stock price has been adversely impacted by the effect of our credit problems on earnings. As we have addressed these credit issues over the past year our stock has advanced in price but still trades at a discount to our peers on a price/earnings basis. Our goal is to continue to improve our credit quality and further reduce that P/E discount.

Core Earnings Potential We are confident that we can make further significant improvement to profitability as we restructure our loan mix and return to a more normalized loan loss provision. This important strategic priority has required a significant investment in recent quarters, but has moved us substantially toward establishing a credit culture where quality is paramount.

On April 29, 2002, Dr. Thomas F. Kelly, Ph.D. will leave the Board of Directors after 15 years of service to BSB. During his tenure, Dr. Kelly was an effective member of a number of board committees and was tireless in his dedication to the Company.

As we look forward to 2002 and beyond, we are confident that our financial strength, strategy for managing risk, ability to deliver competitive products and technology and the quality of the markets we serve will enable us to once again grow assets, earnings and the value of this company.

Your Board of Directors and BSB's executive officers own nearly 7.0 percent of the shares of BSB Bancorp and I assure you that all of us are deeply committed to improving shareholder value and will work tirelessly in pursuit of this goal. Your continued support and confidence are greatly appreciated.



HOWARD W. SHARP
President and Chief Executive Officer

Dividend Growth



$1.00
$.80
$.60
$0.69
$0.83
$0.95
$1.00
$1.00
1997
1998
1999
2000
2001

Book Value Per Share



$17
$15
$13
$13.92
$15.35
$15.11
$15.08
$16.19
1997
1998
1999
2000
2001



William M. Le Beau
Executive Vice President
Risk Management

Our goal is to reduce the C&I loan portfolio to the $600 million range

Will the reduction in commercial and industrial (C&I) loans – that typically carry a higher interest rate – hurt future earnings?

We don't believe this will be the case. It's a myth that C&I lending is the most profitable lending that a community bank can do. This thinking ignores the imbedded risk found in this market. The runoff from our C&I portfolio is a matter of balancing the total loan composition to more closely resemble a well-run profitable community bank. Our goal is to reduce the C&I loan portfolio to the $600 million range, which we consider appropriate for a bank our size, while balancing this with gains to the size of our residential and commercial real estate portfolio.

Are you satisfied with BSB's non-interest income as a percentage of total revenues?

We're not satisfied with our current level, but see the opportunity to significantly increase non-interest income.

We believe this will happen from a combination of things, but it will largely be due to changes in the ways we charge for services. We are planning some new product introductions this year that we think will be popular with our existing customers and generate additional fees. We also plan to expand our financial services offering with products such as long-term care insurance, and will pay more attention to our opportunity to market trust services in the Syracuse area.

What plans does BSB have for geographic expansion of its lending function?

We recognize that growth opportunities still exist in our current market, and we intend to leverage our strong brand presence in Central New York to increase market share in select areas. We believe we've established a strong foothold in the Syracuse market with our '99 acquisition of Skaneateles Bancorp, but still see the opportunity to increase market share in this area.

We also see some potential opportunities for quality commercial real estate growth in attractive adjacent market areas, and have been evaluating the potential of opening one or more loan production offices within these areas.



Howard W. Sharp
President and Chief Executive Officer

What is BSB's strategy to compete with non-bank financial services organizations?

This is an area that we will continue to carefully evaluate. There are some things we're not doing that we would like to – like sell long-term healthcare insurance products in our branch system. Given the demographic of our customers, we believe this is a product that would benefit them and be a profitable business line for us.

Our plan is to focus more attention on financial services during 2002, making the retail banking operation more directly responsible for sales and marketing. These are very different businesses from traditional banking, and must be integrated properly to ensure that they fit with our banking model. We've recently received approval from the New York State Insurance Department to offer insurance through our branch locations, and think we can be very competitive with other insurance providers for selected product lines.

I am not yet convinced that the rush to get non-interest income from sources such as asset management and insurance agency acquisitions has necessarily been a highly profitable activity. In many cases, increases in non-interest income are being offset by significant increases in non-interest expense.

How is BSB positioned for the eventual economic upturn and rising interest rates?

BSB's interest rate risk and liquidity management is focused on maintaining a stable-to-improving net interest margin for periods of both falling and rising interest rates. Should the economy rebound and interest rates rise, the Bank's improved liquidity position and current balance sheet profile will allow it to both meet increased loan demand while maintaining a stable net interest margin. This is due to less reliance on volatile funding sources and an overall "matched" position relative to interest rate risk.

What is the outlook for operating expense in 2002?

During 2001, additional staffing was needed in the lending function, particularly in the credit administration, loan workout and risk management areas. Addition to staff in these areas was necessary to achieve our objectives of improved asset quality, improved liquidity and reductions in the loan portfolio. This will result in some increases in annual personnel costs for the full-year 2002 in comparison to last year. However, the remainder of our operating expense will see little or no increase from 2001 levels. Overall, BSB will still enjoy relative expense levels that are far below our peers as evidenced by the continued strong efficiency ratio that we maintain.

BSB will still enjoy relative expense levels that are far below our peers



Randy J. Wiley

Senior Vice President and Treasurer

Will BSB be actively seeking merger or acquisition opportunities during the next few years?

We realize that consolidation within our industry will continue to be a fact-of-life and we intend to position BSB to participate, either as an acquirer or as an acquired, with the primary determinant being the best interests of our shareholders.

What are the major strengths of the market area in which BSB operates? What does the future hold for this area?

Binghamton has enjoyed growth at a faster rate than the state as a whole, and the area has some exceptional technology companies that are well positioned for future growth.

Central New York has been one of the State's fastest growing economic regions, and with 44 private and state colleges with an enrollment of about 215,000 students, it has the skilled workforce to support its economy.

We've seen private sector job growth in Binghamton, Syracuse and Elmira – three of the largest urban centers in our marketplace – at a combined 5.2 percent between April 2000 and 2001, compared with national average job growth of 2.9 percent. The current average unemployment rate for our five-county market area is 5.1 percent – compared with the national average of 5.3 percent

Central New York has been one of the State's fastest growing economic regions

We also benefit from the presence of nationally acclaimed Binghamton University which operates a growing research program in connection with over 100 local companies that are aligned in various strategic partnerships. A planned Advanced Biotechnology Center at the University is expected to act as an economic magnet, drawing new industry to an area in which the population has been growing since 1998.



Is BSB targeting specific geographic areas believed to offer the most growth potential for retail banking?

We have approximately $1 billion of deposits in Broome, Tioga, Chenango and Chemung Counties, with market share approaching 40 percent in Broome County. In Onondaga County (Syracuse) we have about $300 million in deposits, or a bit less than 5 percent of the estimated market. Clearly for us the Syracuse market shows the most potential for growth, and we will continue to expand our presence there.

We will look for additional opportunities to expand our retail banking presence by establishing free-standing, full-service branches at carefully selected locations that can support our business plan involving increasing market share. Our 2001 branch opening in Fayetteville, NY is an example of this strategy.

What impact will the significant reduction in BSB's wholesale funding – "MoneyDesk" deposits and brokered CD's – have on the Bank's cost of funds during 2002?

As 2001 has shown, we can't predict what will happen to interest rates in the coming year, but we know that having lower levels of the higher-cost wholesale funds mentioned will continue to benefit BSB throughout 2002.

Lower interest rates will certainly influence consumer preference as to how they manage their cash flows, but regardless of which direction interest rates trend, maintaining current and obtaining new core deposits will continue to be a primary focus.

Does the reduction in commercial and industrial loans – both the portfolio and new C&I originations – indicate a plan to curtail or significantly reduce your participation in this area?

Yes it does. We have consistently said that the percentage of assets invested in C&I loans was just too high - it was about 60 percent of total loans at its peak - and, that approximately 35 percent would be a more appropriate level. We will continue to work toward those targets, but it does not necessarily mean that there will be a diminished availability of good quality C&I loans in our core markets. Much of the volume that increased our C&I portfolio to this level, came from outside of our core markets. We plan to remain a strong commercial lender within our core market areas but with a stronger focus on longer-term, credit-worthy customer relationships.



Arthur C. Smith

Executive Vice President
Retail Banking Officer

We have approximately $1 billion of deposits in Broome County, with market share approaching 40 percent



William B. Meredith

Senior Vice President
Special Assests







How would you describe the efficiency of your current transaction delivery system and the customer reaction to it?

We are so accessible to our customers, that's what stands out most in my mind, and with banking it's primarily an issue of convenience. In addition to branch and supermarket locations, we have ATM's at workplace, retail, hospital, educational and airport facilities throughout our service area. We have an around-the-clock voice response unit that is heavily used, and a fully-staffed customer service call center. Many of our free-standing branches and all of our StoreTeller® locations at Giant Markets give customers extended hours, as well as holiday and weekend access to their accounts.

We also have over 100,000 Visa debit cards and BSB ATM cards in the hands of our customers. Our customers really find it easy to get to one of our branch or ATM locations.

The growing use of our Internet banking product confirms the importance of offering customers a variety of easy-access options to complete their transactions.

Alternative Delivery System
Customer Use - 2001

12 StoreTeller® locations with extended-hours

250,000 Transactions

55 ATMs - includes 26 off-premise locations

1.7 Million Transactions

24-hour TelephoneTeller® service

1.5 Million Inquiries

Customer service center

215,000 Inquiries

Rapidly growing Internet banking service

Use nearly doubled in 2001

Why did BSB sell its credit card portfolio?

Marvin Mastrangelo: With a total portfolio of $11 million, it was impossible for BSB to profitably compete with other much larger banks and financial institutions. We were competing with companies that had multi-billion dollar portfolios, and their scale enabled them to offer incentives that we couldn't offer. By affiliating with a larger issuer, we believe our customers will be better served for this one product area.

Is the Bank planning any new product introductions for 2002?

Arthur Smith: We've recently launched iBSB - or Internet Banking Services for Business - our newest web-banking platform for business customers. Online banking has been our fastest growing service in recent months, and we're putting significantly greater resources into the development and promotion of this service.

Our Internet banking service for retail customers has been growing quite nicely - nearly doubling in the past year. We have a centralized approach of working with product managers to find the best opportunities to improve the service, making it more interactive and enabling customers to do more.

What role does technology play in the Bank's plan for growth and expansion?

Howard Sharp: Clearly it's very important. To properly segment customers, and to be effective in new product development, product positioning, sales management and monitoring of these activities involves an intensive technology commitment. The banks that are successful in these areas are supported by very good information management systems and people who know how to get the most out of them. We're taking a disciplined approach to making these investments because the cost of the systems and the skilled personnel is very high.

Technology-driven business processes are innately more efficient than the old paper-driven ways of doing business. Therefore, the key to realizing efficiencies is to move delivery channels and internal business processes towards the new technologies, reducing costs along the way. We continue to make significant strides in this direction.



Marvin F. Mastrangelo

Senior Vice President and Chief Lending Officer

Summary Financial Information

Balance Sheet Summary

(in thousands)

December 31	2001	2000	%Change
Assets	$2,060,842	$2,311,675	(10.9)
Earning assets	1,938,158	2,163,590	(10.4)
Gross loans	1,469,795	1,820,267	(19.3)
Allowance for loan losses	58,829	59,291	(0.8)
Gross investment securities	512,209	404,958	26.5
Unrealized appreciation (depreciation) - in AFS securities	4,322	(3,282)	231.7
Due to depositors	1,496,937	1,881,226	(20.4)
Borrowings	360,251	225,468	59.8
Subordinated debt	30,000	30,000	-
Shareholders' equity	155,825	155,785	.03
Non-performing loans	60,675	32,138	88.8
Loans, 30-89 days past due	18,111	66,490	72.8
Other real estate	710	323	119.8
Trust assets	317,940	329,498	3.5
Serviced loans	460,874	516,725	(10.8)

Income Statement Summary

(in thousands)

December 31	2001	2000	%Change
Net interest income	$82,612	$91,220	(9.4)
Provision for loan losses	18,224	53,721	(66.1)
Non-interest income	12,248	13,684	(10.5)
Operating expense	43,497	45,512	(4.4)
Merger and acquisition expense	0	2,013	-
Provision for income taxes	12,679	1,387	814.1
Net income	20,460	2,271	800.9

Total Commercial Loans
(in millions)


$1,000
$750
$500
$965.3
$851.8
$784.6
$736.4
3 31 01
6 30 01
9 30 01
12 31 01

Past Due Loans 30 to 89 Days
(in millions)


$40
$30
$20
$10
$0
$35.6
$33.9
$27.9
$18.1
3 31 01
6 30 01
9 30 01
12 31 01

Retail and Wholesale Deposits to Total Deposits


12 31 00
Municipal Deposits
4.0%
Retail Deposits
74.3%
MoneyDesk
6.5%
Brokered CD's
15.2%
12 31 01
Municipal Deposits
2.1%
Retail Deposits
89.5%
MoneyDesk
1.5%
Brokered CD's
6.9%

Executive Officers





13
12
10
9
11
7
8
3
6
5
1
2
4

1 HOWARD W. SHARP*
President and
Chief Executive Officer

2 JOHN P. DRISCOLL*
Executive Vice President
Central New York Region

3 WILLIAM M. LE BEAU*
Executive Vice President
Risk Management

4 ARTHUR C. SMITH*
Executive Vice President
Retail Banking Officer

5 REXFORD C. DECKER*
Senior Vice President and
Chief Financial Officer

6 LARRY G. DENNISTON*
Senior Vice President and
Corporate Secretary

7 DOUGLAS R. JOHNSON*
Senior Vice President and
Senior Trust Officer

8 RANDY J. WILEY*
Senior Vice President and
Treasurer

9 MARVIN F. MASTRANGELO
Senior Vice President and
Chief Lending Officer

10 WILLIAM B. MEREDITH
Senior Vice President
Special Assets

11 MATTHEW W. SCHAEFER
Senior Vice President
Chief Technology Officer

12 ROY W. BROCK*
Administrative Vice President
Human Resources

13 ROBERT N. KELLER, JR.
Administrative Vice President
Operations

* Also an officer of BSB Bancorp, Inc.

Board of Directors



FERRIS G. AKEL, President of Binghamton Giant Markets, Inc. is a member of the Executive Committee of the Company and Bank, the Bank's Salary and Personnel Administration Committee and Loan Committee, and the Company's Compensation Committee. He has been a member of the Board since 1986.



ROBERT W. ALLEN has served as a director since 1987. He is General Partner of the Allen Family Limited Partnership. He is Chairman of the Bank's Salary and Personnel Administration Committee, the Company's Compensation Committee and a member of the Trust Committee.



DIANA J. BENDZ has been a director since 1998. She is the IBM Endicott Senior Location Executive. She is a member of the Bank's Audit Committee and Salary and Personnel Administration Committee. Mrs. Bendz is also a member of the Company's Compensation Committee.



WILLIAM C. CRAINE has been Chairman of the Board of the Company and the Bank since February 2000. He is Chairman of Granite Holdings, Inc. Mr. Craine is Chairman of the Executive Committee of the Company and the Bank, and a member of the Bank's Loan Committee and Trust Committee. He has been a director since 1976.



JOHN P. DRISCOLL has been a director since 1999. He was Chairman, President and Chief Executive Officer of Skaneateles Bancorp, Inc. and Skaneateles Savings Bank until July 1999, at which time Skaneateles Savings Bank was acquired by BSB Bank & Trust Co. Mr. Driscoll is Executive Vice President Central New York Region, and is a member of the Bank's Trust Committee.



ANN G. HIGBEE is Managing Partner, Public Relations Services of Eric Mower and Associates. She has been a director since 1999. She was a director of Skaneateles Bancorp, Inc. and Skaneateles Savings Bank until July 1999, at which time Skaneateles Savings Bank was acquired by BSB Bank & Trust Co. She serves as a member of the Bank's Audit Committee.



THOMAS F. KELLY, PHD. has been a director since 1987. He is Vice President for External Affairs and Professor of Management, Binghamton University. Dr. Kelly is a member of the Bank's Audit Committee and Trust Committee.



DAVID A. NIERMEYER, President and Chief Executive Officer of Stakmore Co., Inc. has been a director since 1994. He is a member of the Bank's Loan Committee and Salary and Personnel Administration Committee and the Company's Compensation Committee.



MARK T. O' NEIL, JR. is Executive Vice President of the Mid-Atlantic Division of Catholic Health East. A director since 1994, he is a member of the Bank's Audit Committee and Salary and Personnel Administration Committee and the Company's Compensation Committee.



HOWARD W. SHARP has been a director, President and Chief Executive Officer of the Company and the Bank since November 2000. He was Regional President of the Syracuse Region of M&T Bank from April 1998 to November 2000, and was Senior Executive Vice President and Chief Operating Officer of OnBancorp, Inc. and OnBank & Trust Co. from November 1988 to April 1998. He is a member of the Executive Committee of the Company and the Bank and the Loan and Trust Committees.



THOMAS L. THORN served as Acting President and Chief Executive Officer of the Company and the Bank from February 2000 until November 2000. A director since 1995, he is a member of the Executive Committee of the Company and the Bank and the Loan Committee, and Chairman of the Bank's Audit Committee. Mr. Thorn is a private investor and former Executive Vice President and Treasurer of Diamond Page International Corporation.

Dividend Reinvestment and Stock Purchase Plan

The BSB Bancorp Dividend Reinvestment and Stock Purchase Plan offers to any shareholder an economical and convenient way to increase share ownership in the Company. Shareholders can automatically reinvest dividends paid on their shares, or make optional cash investments either monthly or from time to time without any brokerage costs or fees.

For a detailed brochure on BSB's Dividend Reinvestment and Stock Purchase Plan, contact:

BSB Bancorp, Inc.
Shareholder Relations Department
58-68 Exchange Street
Binghamton, NY 13901
607 779 2406







Corporate Information

Corporate Headquarters
BSB Bancorp, Inc.
58-68 Exchange Street
Binghamton, NY 13901

Mailing Address
P.O. Box 1056
Binghamton, NY 13902

Auditors
PricewaterhouseCoopers, LLP
One Lincoln Center
Syracuse, NY 13202

General Counsel
Hinman, Howard & Kattell, L.L.P.
Security Mutual Building
Binghamton, NY 13901

Special Counsel
Hogan & Hartson, L.L.P.
Columbia Square
555 Thirteenth Street, N.W.
Washington, D.C. 20004

Safe Harbor Statement

This document contains forward-looking statements within the meaning of the private securities litigation reform act of 1995. Actual results may differ from any forward-looking information provided in this document since forward-looking information may involve certain risks and uncertainties. Factors that might cause such differences include, but are not limited to: fluctuations in interest rates, government regulations and economic conditions, competition in the geographic and business areas in which BSB conducts its operations, unanticipated loan losses and other similar conditions. Except as required by law, BSB disclaims an obligation to update such factors or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect future events or developments. For additional information regarding BSB, including a discussion of related risk factors, please refer to BSB's public filings with the Securities and Exchange Commission which are available online at www.sec.gov.

BSB BANCORP, INC.

ANNUAL REPORT 2001

CONSOLIDATED FINANCIAL INFORMATION

THIS PAGE
INTENTIONALLY LEFT BLANK

2 Selected Financial and Other Data

3 Management's Discussion and Analysis of Financial Condition and Results of Operations

19 Report of Independent Auditors

20 Consolidated Financial Statements

24 Notes to Consolidated Financial Statements

BSB BANCORP, INC.
SELECTED FINANCIAL AND OTHER DATA

Financial Condition Data

(Dollars in Thousands, Except Share Amounts)

December 31,	2001	2000	1999	1998	1997
Total assets	$ 2,060,842	$ 2,311,675	$ 2,240,948	$ 2,135,327	$ 1,816,672
Total loans	1,469,795	1,820,267	1,722,252	1,577,909	1,420,352
Investment securities	516,530	401,676	401,723	427,537	302,671
Deposits	1,496,937	1,881,226	1,901,204	1,709,860	1,457,526
Borrowings and mandatorily redeemable preferred securities	390,251	255,468	172,045	259,736	196,701
Shareholders' equity	155,825	155,785	154,493	154,091	138,538
Allowance for loan losses	58,829	59,291	29,134	25,030	21,768

Operations Data

Years Ended December 31,	2001	2000	1999	1998	1997
Total interest income	$ 164,779	$ 193,409	$ 176,721	$ 166,166	$ 141,348
Total interest expense	82,167	102,189	89,576	84,786	71,452
Net interest income	82,612	91,220	87,145	81,380	69,896
Provision for loan losses	18,224	53,721	19,137	12,931	10,814
Net interest income after provision for loan losses	64,388	37,499	68,008	68,449	59,082
Non-interest income	12,248	13,684	12,371	8,595	8,148
Operating expense	43,497	45,512	45,255	41,983	36,940
Income before acquisition charges and income taxes	33,139	5,671	35,124	35,061	30,290
Merger and acquisition expenses		2,013	5,408		
Income before income taxes	33,139	3,658	29,716	35,061	30,290
Income tax expense	12,679	1,387	11,491	13,542	11,641
Net income	$ 20,460	$ 2,271	$ 18,225	$ 21,519	$ 18,649

Selected Financial and Other Data

Years Ended December 31,	2001	2000	1999	1998	1997
Weighted average yield of all interest-earning assets	8.13%	8.98%	8.35%	8.77%	8.79%
Weighted average cost of all interest-bearing liabilities	4.49	5.26	4.64	4.88	4.86
Interest rate spread during the period	3.64	3.72	3.71	3.89	3.93
Interest rate margin during the period	4.08	4.24	4.12	4.30	4.35
Return on average assets	0.95	0.10	0.82	1.08	1.10
Return on average equity	12.87	1.41	11.41	14.79	14.01
Average equity to average assets	7.28	7.49	7.16	7.28	7.84
Dividend payout ratio	48.83	452.97	52.95	38.28	36.48
Efficiency ratio	45.85	45.30	50.91	46.66	47.33
Book value per share	$ 16.19	$ 15.08	$ 15.11	$ 15.35	$ 13.92
Basic earnings per share	$ 2.05	$ 0.22	$ 1.80	$ 2.15	$ 1.88
Diluted earnings per share	$ 2.02	$ 0.22	$ 1.77	$ 2.08	$ 1.82

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Review

BSB Bancorp, Inc. (the "Company") is the bank holding company of BSB Bank & Trust Company, Binghamton, New York (the "Bank"). Unless otherwise specified, references to the Company are intended also to include the activities of the Bank. The Company is in the business of providing a wide variety of loan and deposit products to its business and individual customers through the Bank and its subsidiaries. In addition, the Bank provides mortgage banking, trust, municipal and other related services. At December 31, 2001, the Bank, a New York-chartered commercial bank and trust company, operated 22 full-service branches in Broome, Chemung, Chenango, Onondaga and Tioga Counties of New York State. In May 2001, the Bank sold its Oswego supermarket branch office including $4.3 million of deposit liabilities. In November the Bank announced that it would sell its credit card portfolio to American Express Company. At year-end 2001, the portfolio had approximately 7,000 consumer and business accounts and receivables of approximately $11.2 million. The sale is expected to close during the first quarter of 2002.

In July 1999, the Company completed its acquisition of Skaneateles Bancorp, Inc. Pursuant to the terms of the transaction, each share of Skaneateles Bancorp common stock was exchanged for .97 shares of the Company's common stock. The acquisition has been accounted for as a pooling of interests under Accounting Principles Board (APB) Opinion No. 16, "Business Combinations". Accordingly, the consolidated financial statements for all periods presented include the combined results of operations, financial position and cash flows of the Company and Skaneateles Bancorp.

Net income for the year ended December 31, 2001 was $20.5 million, or $2.02 per diluted share compared to net income for the year ended December 31, 2000 of $2.3 million, or $0.22 per diluted share. Net income was adversely affected in 2000 by significant additions to the allowance for loan losses taken in the third and fourth quarters of that year. The provision for loan losses decreased from $53.7 million in 2000 to $18.2 million in 2001.

Net interest income decreased 9.4% in 2001 to $82.6 million from $91.2 million in 2000. The economy experienced lower interest rates in 2001 and asset yields decreased for the year, as did the cost of funds. This was the primary reason for the decrease in the interest rate margin from 4.24% in 2000 to 4.08% in 2001. Non-interest income decreased 10.5% from $13.7 million in 2000 to $12.2 million in 2001, mainly the result of outsourcing the merchant credit card portfolio. The sale of securities and loans produced net gains of $416,200 in 2001, compared to net gains of $75,000 in 2000. Net charge-offs decreased from $23.6 million in 2000 to $18.7 million in 2001. Operating expense, excluding merger expenses, decreased 4.4% to $43.5 million in 2001 from $45.5 million in 2000. This decrease was mainly the result of outsourcing the merchant credit card portfolio and the associated expense.

Total assets decreased from $2.3 billion at December 31, 2000 to $2.1 billion at December 31, 2001, a decrease of 10.9%. Total gross loans decreased 19.3% from $1.8 billion at December 31, 2000 to $1.5 billion at December 31, 2001.

Both liquidity and interest rate sensitivity are constantly monitored. Loan originations decreased 24.4% from $542.8 million in 2000 to $410.4 million in 2001. Loan sales increased from $13.4 million in 2000 to $32.4 million in 2001 as residential mortgages were originated and sold during much of the year. The allowance for possible loan losses (reserves) decreased from $59.3 million at December 31, 2000 to $58.8 million at December 31, 2001, a decrease of 0.8%. Deposits decreased 20.4% from $1,881.2 million at December 31, 2000 to $1,496.9 million at December 31, 2001. Borrowings increased from $225.5 million at December 31, 2000 to $360.3 million at December 31, 2001, an increase of 59.8%. Shareholders' equity remained stable at $155.8 million at December 31, 2000 and December 31, 2001.

Deposit growth remains a challenging element of the Bank's operating objectives, as the average balance of total deposits declined 12.8% to $1,524.0 million for 2001 compared to 2000. Consistent with the overall objectives, high cost brokered certificates of deposits and moneydesk deposits were allowed to mature and leave the Bank. The decline in assets can be attributed mainly to the Bank's desire and success in lessening the amount of commercial and industrial loans in its portfolio. The Bank provides a broad range of deposit and loan products to small area businesses and consumers through its retail branch network. In addition, the Bank's Trust Department provides full trust services to individuals, corporations and non-profit organizations. The Bank's wholly owned subsidiary, BSB Financial Services, Inc., markets brokerage services. The Company expects to continue to focus on enhancing shareholder value through increasing market share as well as developing new geographic market areas.

A fundamental objective of the Company is to manage its liquidity effectively. Prudent liquidity management is necessary for the Company to meet all its contractual obligations and its customers' loan demands, fund all of its operations and minimize the effects of interest rate fluctuations on earnings. To enhance its funding and its funding capabilities, the Company has expanded its market area through bank development and branch acquisitions, promoted an active and effective municipal deposit program and increased its borrowing capabilities through retail repurchase agreements and a variety of other borrowing sources. These resources, coupled with the planned decline in commercial and industrial loans, provided the Bank with significant improvement in its liquidity level in 2001.

As the evolution of the financial services industry continues, more and more emphasis has been placed on the use of customer information and cost effective use of technologies in new delivery and processing systems. In addition, the acquisition of Skaneateles Bancorp, Inc., larger offices in Syracuse and a new office in Fayetteville have provided greater access for the Bank's customers in the Central New York Region. The Company expanded its electronic delivery systems by adding ATMs to our new branches and enhancing our Internet Banking, an interactive banking service via personal computer.

FINANCIAL CONDITION

The following table sets forth information regarding average balances of the Company's assets and liabilities and shareholders' equity, as well as changes in such amounts from period to period.

	2001			2000			1999
		Increase (Decrease)			Increase (Decrease)		
(Dollars in Thousands)	Average Balance	Amount	%	Average Balance	Amount	%	Average Balance
Interest-earning assets:							
Commercial loans	$ 814,315	$ (124,291)	(13.2)%	$ 938,606	$ 68,302	7.8%	$ 870,304
Consumer loans:							
Passbook	37	(44)	(54.3)	81	(43)	(34.7)	124
Overdraft checking	512	(17)	(3.2)	529	(338)	(39.0)	867
Business line of credit	2,658	767	40.6	1,891	651	52.5	1,240
Credit cards	10,713	640	6.4	10,073	509	5.3	9,564
Personal-direct	72,722	(6,835)	(8.6)	79,557	(3,781)	(4.5)	83,338
Personal-indirect-new auto	44,339	(10,145)	(18.6)	54,484	(1,980)	(3.5)	56,464
Personal-indirect-used auto	143,123	(25,453)	(15.1)	168,576	(6,906)	(3.9)	175,482
Personal-indirect-mobile homes	65,615	(3,606)	(5.2)	69,221	8,948	14.8	60,273
Personal-indirect-other	22,288	(2,897)	(11.5)	25,185	735	3.0	24,450
Home Equity Line of Credit	32,680	(447)	(1.3)	33,127	1,646	5.2	31,481
Checkcard reserve	2,828	197	7.5	2,631	532	25.3	2,099
Student	1,147	(99)	(7.9)	1,246	(1,375)	(52.5)	2,621
Total consumer loans	398,662	(47,939)	(10.7)	446,601	(1,402)	(0.3)	448,003
Mortgage loans:							
Residential-fixed	138,523	24,029	21.0	114,494	9,904	9.5	104,590
Commercial-fixed	11,683	723	6.6	10,960	2,273	26.2	8,687
Residential-adjustable	80,621	581	0.7	80,040	193	0.2	79,847
Commercial-adjustable	138,383	(15,847)	(10.3)	154,230	(7,987)	(4.9)	162,217
Total mortgage loans	369,210	9,486	2.6	359,724	4,383	1.2	355,341
Investment securities	408,944	1,424	0.3	407,520	(12,968)	(3.1)	420,488
Mortgages held for sale	2,029	1,772	689.5	257	(8,047)	(96.9)	8,304
Federal funds sold	33,972	32,764	2,712.3	1,208	(12,680)	(91.3)	13,888
Total interest-earning assets	2,027,132	(126,784)	(5.9)	2,153,916	37,588	1.8	2,116,328
Non-interest-earning assets	124,025	5,720	4.8	118,305	2,135	1.8	116,170
Total assets	$2,151,157	$(121,064)	(5.3)%	$2,272,221	$ 39,723	1.8%	$2,232,498
Interest-bearing liabilities:							
Deposits:							
Savings	$ 163,220	$ (17,003)	(9.4)%	$ 180,223	$ (11,496)	(6.0)%	$ 191,719
Money market	452,137	(4,251)	(0.9)	456,388	127,245	38.7	329,143
Certificates of deposit	883,392	(201,624)	(18.6)	1,085,016	29,646	2.8	1,055,370
NOW	25,278	(5)	0.0	25,283	(73,599)	(74.4)	98,882
Total deposits	1,524,027	(222,883)	(12.8)	1,746,910	71,796	4.3	1,675,114
Borrowings	274,071	108,396	65.4	165,675	(60,112)	(26.6)	225,787
Mandatorily redeemable preferred securities	30,000			30,000			30,000
Total interest-bearing liabilities	1,828,098	(114,487)	(5.9)	1,942,585	11,684	0.6	1,930,901
Non-interest-bearing liabilities	19,969	4,773	31.4	15,196	(1,649)	(9.8)	16,845
Commercial checking	146,492	2,135	1.5	144,357	19,368	15.5	124,989
Shareholders' equity	156,598	(13,485)	(7.9)	170,083	10,320	6.5	159,763
Total liabilities and shareholders' equity	$2,151,157	$(121,064)	(5.3)%	$2,272,221	$ 39,723	1.8%	$2,232,498

Uses of Funds

The Bank's principal use of funds is originating loans, primarily to individuals and small- and medium-sized companies in its lending area. Commercial loans tend to increase the interest rate sensitivity of the loan portfolio, because interest rates on these loans are generally tied to the Company's Prime Rate (the "Prime Rate"). Consistent with management's business plan announced at year-end 2000, the Bank decreased commercial loan originations from $262.9 million in 2000 to $137.0 million in 2001. The average balance of commercial loans decreased from $938.6 million in 2000 to $814.3 million in 2001, a decrease of $124.3 million, or 13.2%. The decrease in portfolio size in 2001 was due primarily to continued efforts to improve loan quality and to reshape our balance sheet to a more balanced mix of assets.

Consumer loan originations were $183.2 million in 2000 and $161.1 million in 2001. The average balance of consumer loans decreased from $446.6 million in 2000 to $398.7 million in 2001, a decrease of $47.9 million, or 10.7%. This decrease resulted mainly from competition in direct automobile lending as well as increased selectivity in indirect financing through local and surrounding area automobile dealers. These types of loans typically earn among the highest yields of the Bank's assets, as is the case of indirect used auto loans which yielded 9.91% for 2001; however, these loans also tend to have a higher credit risk. Indirect used auto loan originations decreased 11.0%, from $57.8 million in 2000 to $51.5 million in 2001. Direct loan originations increased from $30.2 million for 2000 to $31.8 million for 2001, an increase of $1.6 million, or 5.3%.

The Bank originated residential mortgage loans of $75.9 million in 2000 and $90.6 million in 2001, an increase of 19.4%. Commercial real estate originations increased from $20.7 million in 2000 to $21.6 million in 2001, an increase of 4.3%.

The Company's policy of selling fixed-rate residential mortgages to improve the liquidity of the portfolio and to build the servicing income portfolio resulted in sales of $9.9 million in 2000. In 2001, $29.3 million of fixed-rate residential mortgages were sold to aid in managing liquidity and collateral needs. The remainder of the originated mortgage loans were kept in the Bank's portfolio. The average balance of fixed-rate residential mortgage loans increased from $114.5 million in 2000 to $138.5 million in 2001, an increase of 21.0%. The average balance of adjustable-rate residential mortgage loans increased from $80.0 million in 2000 to $80.6 million in 2001, an increase of 0.7%. The average balance of adjustable-rate commercial real estate loans decreased from $154.2 million in 2000 to $138.4 million in 2001, a decrease of 10.3%.

The Company has authority to invest in a wide range of investment and mortgage-backed securities, including corporate and municipal bonds and a limited amount of common and preferred stock. The portfolio consists primarily of U.S. Government Agency securities and mortgage-backed securities issued by Freddie Mac and Fannie Mae. The average balance of investment securities increased from $407.5 million in 2000 to $408.9 million in 2001.

Sources of Funds

Funding for the Bank's assets is derived primarily from deposits from individuals, business customers, municipalities and borrowings. The average balance of all deposits decreased 12.8% from $1,746.9 million in 2000 to $1,524.0 million in 2001. Within deposits, the Bank reduced the average balance of brokered deposits $23.7 million to $212.8 million at December 31, 2001, while the average balance of other deposits decreased $197.0 million to $1,457.7 million at December 31, 2001. The average balance of all borrowings increased 65.4% from $165.7 million in 2000 to $274.1 million in 2001.

Asset Quality

The Company has dedicated itself to implementing a strong credit culture, which will translate to a stronger credit risk profile for the future. The allowance for loan losses was increased to 3.26% of loans outstanding at December 31, 2000, and was 4.00% of loans outstanding at December 31, 2001. The Company utilizes a system to rate substantially all of its loans based on their respective risks. This assists management in determining and maintaining the desired blend of assets with varying risks within the loan portfolio, and helps in assessing the adequacy of the allowance for loan losses. Loan ratings are continually reviewed to determine the integrity of the respective ratings.

Allowance for Loan Losses

The allowance for loan losses represents the amount available for probable loan losses in the Company's loan portfolio as estimated by management. Specific reserves are determined through review of impaired loans, non-performing loans and certain performing loans designated as problems. General reserves are determined through regular disciplined analysis of the portfolio. The risk profile and experience of the existing portfolio, along with growth, concentrations and management resources are also considered. The allowance for loan losses reflects management's best estimate of probable loan losses at December 31, 2001. A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due under the contractual terms of the loan agreement. The measurement of impaired loans is generally based upon the present value of expected future cash flows discounted at the historical effective interest rate, except that all loans that have become collateral-dependent are measured for impairment based on the fair value of the collateral.

The following table summarizes activity in the Company's allowance for loan losses during the periods indicated:

(Dollars in Thousands)

Years Ended December 31,	2001	2000	1999
Average total loans outstanding	$ 1,640,447	$1,780,105	$ 1,699,850
Allowance at beginning of period	$ 59,291	$ 29,134	$ 25,030
Charge-offs:			
Commercial loans	16,688	21,058	11,635
Consumer loans	6,657	4,272	5,110
Residential real estate loans	228	151	267
Commercial real estate loans	58	110	381
Total loans charged-off	23,631	25,591	17,393
Recoveries:			
Commercial loans	3,459	836	1,173
Consumer loans	1,340	1,030	1,087
Residential real estate loans			83
Commercial real estate loans	146	161	17
Total recoveries	4,945	2,027	2,360
Net charge-offs	18,686	23,564	15,033
Provision for loan losses charged to operating expenses	18,224	53,721	19,137
Allowance at end of period	$ 58,829	$ 59,291	$ 29,134
Ratio of net charge-offs to:			
Average total loans outstanding	1.14 %	1.32 %	0.88 %
Ratio of allowance to:			
Non-performing loans	96.96 %	184.49 %	251.00 %
Year-end total loans outstanding	4.00 %	3.26 %	1.69 %

The provision for loan losses decreased from $53.7 million in 2000 to $18.2 million in 2001. The allowance for loan losses decreased to $58.8 million, or 4.00% of total loans at December 31, 2001, from $59.3 million, or 3.26% at year-end 2000. Net charge-offs in 2001 amounted to $18.7 million, or 1.14% of average total loans outstanding, compared to $23.6 million, or 1.32% in 2000. Non-performing loans at December 31, 2001 were $60.7 million, or 4.13% of total loans outstanding, as compared to $32.1 million, or 1.77% of total loans outstanding at December 31, 2000. The increase in non-performing loans was consistent with management's expectations when the Bank significantly increased the allowance for loan losses in the fourth quarter of 2000. At December 31, 2001, the increase in percentage of the allowance for loan losses to period-end loans is primarily the result of the Bank's strategy to reduce the size of the loan portfolio, especially higher credit risk loan types, such as commercial and industrial loans.

Non-Performing Assets

Loans are placed on a non-accrual status when, in the judgment of management, the probability of collection of principal or interest is deemed to be insufficient to warrant further accrual. Such loans include potential problem loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. When a loan is placed in a non-accrual status, previously accrued but unpaid interest is deducted from interest income. The Company does not accrue interest on loans greater than 90 days past due unless the estimated fair value of the collateral and active collection efforts are believed to be adequate to result in full recovery.

At December 31, 2001, the Company had $879,000 of consumer loans greater than 90 days past due on which it was accruing interest, as compared to $781,000 and $945,000 at December 31, 2000 and 1999, respectively. At each such date, consumer loans were the only accruing loans 90 days or more past due.

The following table sets forth information regarding non-accrual loans, loans which are 90 days or more overdue and other real estate owned ("ORE") held by the Company at the dates indicated:

(Dollars in Thousands)

December 31,	2001	2000	1999
Non-accrual loans:			
Commercial loans	$42,424	$ 17,104	$ 1,852
Residential real estate loans	882	2,071	2,161
Commercial real estate loans	4,235	1,522	53
Consumer accruing loans with principal or interest payments 90 days overdue	879	781	945
Loans which are "troubled debt restructurings" as defined in Statement of Financial Accounting Standards ("SFAS") No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings"	12,255	10,660	6,596
Total non-performing loans	60,675	32,138	11,607
Real estate acquired in settlement of loans at lower of cost or fair value	710	323	910
Total non-performing assets	$61,385	$ 32,461	$12,517
Total non-performing assets to total assets	2.98%	1.40%	0.56%

Total non-performing assets increased to $61.4 million, or 2.98% of total assets at December 31, 2001, compared to $32.5 million, or 1.40% of total assets at December 31, 2000.

At December 31, 2001, non-performing residential real estate loans totaled $882,000. At December 31, 2000, non-performing residential real estate loans totaled $2.1 million.

At December 31, 2001, non-performing commercial real estate loans increased to $4.2 million from $1.5 million. The increase resulted primarily from two relationships of $2.1 million and $1.2 million, respectively, with two customers in the Western New York region.

Non-performing commercial loans at December 31, 2000 totaled $17.1 million. At December 31, 2001, non-performing commercial loans increased to $42.4 million and consisted of 157 individual loans ranging in size from less than $1,000 to $4.5 million. The increase from December 31, 2000 to December 31, 2001 was due partly to the anticipated migration of certain loans that were delinquent 30 to 89 days at December 31, 2000 into non-performing status. The delinquent loan balances declined from $66.5 million at December 31, 2000 to $18.1 million at December 31, 2001. Additional factors contributing to the increase in non-performing loans were two loans totaling $10.7 million. One loan, of approximately $4.4 million, became current shortly after December 31, 2001. An additional loan of approximately $6.3 million, was restructured late in the fourth quarter of 2001. This loan is currently paying as agreed under the terms of the restructuring agreement. Management will review the status of this credit in 2002 to determine future eligibility for a more favorable classification. The increase in non-performing commercial loans was across all industries and geographic regions. These loans and all other non-performing loans have been internally risk-rated.

At December 31, 2001, restructured loans increased to $12.3 million and consisted of 14 individual loans ranging in size from $329,000 to $6.3 million. Restructured loans at December 31, 2000 totaled $10.7 million and consisted of 15 individual loans. The increase in restructured loans in 2001 was mainly due to the addition of one loan with a carrying value of $6.3 million.

The Bank's non-performing loans increased to $60.7 million at December 31, 2001 from $32.1 million at December 31, 2000, and the ratio of non-performing loans to total loans increased from 1.77% to 4.13%. Loans 30 to 89 days past due declined to $18.1 million at December 31, 2001 from $66.5 million at December 31, 2000, as some past due loans migrated into non-performing during this period. Total loans 30 to 89 days past due and non-performing loans was $78.8 million at December 31, 2001 compared to $98.6 million at December 31, 2000. At December 31, 2001, the recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 totaled $46.9 million with a valuation allowance aggregating $18.4 million. At December 31, 2000, the recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 totaled $31.6 million with a valuation allowance aggregating $13.6 million. For the twelve months ended December 31, 2001 and 2000, the average recorded investment in impaired loans was approximately $53.5 million and $16.4 million, respectively. The Bank recognized, on a cash basis, $799,000 interest in 2001 and no interest in 2000 on impaired loans during the portion of the respective year they were impaired.

In addition to the non-performing loans at December 31, 2001 shown in the table on page 8, the Bank had $2.3 million of loans 60 to 89 days past due that are considered potential problem loans. In addition, there are three relationships that total approximately $38 million that have characteristics that raise concern about the performance of these borrowers in the future. The relationships consist of 16 loans to multiple industries with varied repayment sources and collateral held. Currently all are current in their payments but may have reason to generate concern such as liquidity or cashflow shortfalls and/or inadequate collateral coverage.

At December 31, 2001, ORE, which is defined to include property acquired by foreclosure or by deed in lieu of foreclosure, totaled $710,000 and consisted of four single-family residential properties with a book value totaling $122,000 and four commercial real estate properties with a book value totaling $588,000. The largest single property in ORE at December 31, 2001 was $410,000. At December 31, 2000, ORE totaled $323,000, which consisted of five single-family residential properties with a book value totaling $133,000 and two commercial real estate properties with a book value totaling $190,000.

During 2001, one commercial real estate property with a book value totaling $59,000 was sold, eight commercial real estate properties with a book value of $4.1 million were charged-off, and two commercial real estate properties valued at $1.1 million were partially charged-off. In addition, three commercial real estate properties with a book value totaling $590,000 were added to the portfolio, and two commercial real estate ORE properties were written down by $7,000 in 2001. All ORE charge-offs are recorded as other real estate expenses. All real estate carried in the Bank's ORE portfolio is supported by recent independent appraisals.

Liquidity and Market Risk

A fundamental objective of the Company is effective management of its liquidity. The goal of liquidity management is to maintain the Company's ability to meet its contractual obligations, to meet its customers' loan demands, fund its operations and minimize the effects of interest rate fluctuations on earnings.

The major factor which determines the exposure of the Company's earnings to interest rate risk is the relationship between the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities. The management of the Company continues to employ strategies designed to achieve a favorable match between those assets and liabilities. The Board of Directors authorizes the Asset and Liability Management Committee (the "Committee") of the Company to manage the sources and uses of the Company's cash flow and establish the pricing of its products. The Committee's primary goal is to structure the Company's assets and liabilities in a manner that produces a favorable interest rate spread and also provides net interest income protection against significant volatility in the general level of interest rates.

Accordingly, the Committee focuses on effectively managing the Bank's gap, which is a measure of the mismatch between the dollar amount of the Company's interest-earning assets and interest-bearing liabilities which mature or reprice within certain time frames. If those assets exceed the liabilities within a prescribed time period, a "positive" gap results. This could tend to have a favorable impact on earnings during a period of rising interest rates and could have an unfavorable impact during a period of declining rates. Conversely, if those liabilities exceed the assets during the time period in question, a "negative" gap results, in which case a rise in the general level of interest rates could have an unfavorable impact on earnings, while a decline in rates could have a favorable influence on earnings.

During 2001, many changes in deposit balances occurred. The largest change was a reduction in the reliance on moneydesk deposits. These funds are volatile and relatively costly. The balance of these funds declined $100.5 million from December 31, 2000 to $22.1 million at December 31, 2001. Though the balance of borrowed funds increased by $134.8 million during that same period, the average cost of these funds during 2001 was 106 basis points less than moneydesk funds. The Bank has a $100 million line of credit with the Federal Home Loan Bank of New York (FHLB) of which $63.5 million was outstanding at December 31, 2001. The Bank also has available a $50 million adjustable-rate credit advance with the FHLB with no balance outstanding. In addition, the Bank has a $10 million unsecured line of credit with First Union Corp., which requires daily repayment, and had no outstanding balance at December 31, 2001. See Note 8 in Notes to Consolidated Financial Statements for further discussion on borrowed funds.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001, which are anticipated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods shown:

(Dollars in Thousands)	3 mos or less	More than 3 mos to 12 mos	More than 1 yr to 3 yrs	More than 3 yrs to 5 yrs	More than 5 yrs	Total Rate Sensitive
Rate sensitive assets:						
Commercial and consumer loans:						
Fixed-rate	$ 61,431	$ 117,642	$228,246	$ 92,635	$112,967	$ 612,921
Adjustable-rate	468,761				32,993	501,754
Mortgage loans:						
Fixed-rate	18,089	22,052	45,709	32,437	58,126	176,413
Adjustable-rate	36,641	64,819	76,396	6,703	4,008	188,567
Mortgage-backed securities	25,377	73,106	118,467	70,022	102,724	389,696
Investment securities	28,220	27,786	43,508	16,657	10,663	126,834
Total rate sensitive assets	$ 638,519	$ 305,405	$512,326	$ 218,454	$321,481	$ 1,996,185
Rate sensitive liabilities:						
Money market accounts	$ 350,119				$ 98,015	$ 448,134
Savings accounts	41,568	$ 41,569	$ 41,569	$ 41,569		166,275
NOW accounts					25,970	25,970
Certificate accounts	185,896	357,564	142,472	10,953	577	697,462
FHLB advances	63,512	17,040	195,118	25,133	613	301,416
Borrowed funds	56,701				2,134	58,835
Preferred securities					30,000	30,000
Total rate sensitive liabilities	$ 697,796	$ 416,173	$379,159	$ 77,655	$157,309	$ 1,728,092
Periodic gap	$ (59,277)	$(110,768)	$133,167	$ 140,799	$164,172	$ 268,093
Cumulative gap	$ (59,277)	$(170,045)	$ (36,878)	$ 103,921	$268,093	
Cumulative gap as a percentage of rate sensitive assets	(2.97)%	(8.52)%	(1.85)%	5.21 %	13.43 %	

With the exception of certain categories described below, the amounts of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with their contractual terms. All assets and liabilities are placed in time periods which represent the earlier of their next repricing or scheduled maturity. Adjustable-rate loans, for example, are placed in the time periods which correspond to their next scheduled rate change. Prepayment assumptions are made to indicate the rate at which these loans prepay in excess of scheduled amortization.

Money market accounts, which decreased from $492.7 million at December 31, 2000 to $448.1 million at December 31, 2001, were assumed to reprice within those months based on current levels of interest rates. Savings accounts, which increased from $164.5 million at December 31, 2000 to $166.3 million at December 31, 2001, are included in interest-bearing liabilities anticipated to reprice within 5 years. NOW accounts which increased from $21.0 million at December 31, 2000 to $26.0 million at December 31, 2001 based on rate and repricing trends are anticipated to reprice after 5 years. At December 31, 2001, the Company had outstanding $301.4 million of borrowings from the FHLB, an increase of $151.0 million from December 31, 2000, and had $75.0 million in other borrowings at December 31, 2000 compared to $58.8 million at December 31, 2001.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict the magnitude of changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of changes in interest rate, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, should interest rates increase, the ability of borrowers to service their debt may decrease.

At year end, the Bank conducted a rate shock test of all rate sensitive assets and liabilities. The test is a simulation of the impact an instantaneous change in interest rates would have on the Bank's net interest income. The test is conducted in two parts. First, all rates are raised 1 percent and annualized net interest income is determined, then rates are lowered by 1 percent and net interest income is again measured. The results are compared with anticipated results when interest rates do not change. With rates raised 1 percent, the test indicated a decrease in net interest income of $2.6 million. When rates were lowered 1 percent, the test indicated an increase in net interest income of $395,000. The test assumes that all categories of rates will move at the same time and by the same amount. The test further assumes that depositor and borrower preferences will not change, and therefore the composition of the balance sheet, will remain unchanged. There can be no assurance that if interest rates did move by 1% that the results of operations would be impacted as indicated by these tests.

The Bank's primary sources of funds have consisted of deposits, amortization and prepayments of outstanding loans and mortgage-backed securities, bond maturities and such other sources as long- and short-term borrowings, and sales of investment securities, loans and mortgage-backed securities. Scheduled maturities of borrowings during 2002 are $164.3 million. Of these borrowings, $105.5 million are advances from the Federal Home Loan Bank. See Note 8 of Notes to Consolidated Financial Statements for details. Savings certificates which are scheduled to mature during 2002 total $543.4 million. Management expects that a substantial portion of these maturing certificates will remain on deposit with the Company. At December 31, 2001, the Company had $225.9 million of long-term borrowings and mandatorily redeemable preferred securities. See Note 8 of Notes to Consolidated Financial Statements for details.

The liquidity of the Bank's operations, measured by the ratio of cash and cash equivalents (not committed, pledged, or required to liquidate specific liabilities) to the sum of net withdrawable deposits and borrowings payable within one year, averaged 4.32% in 1999, 4.13% in 2000 and 5.93% in 2001.

The primary source of cash and cash equivalent resources for the Company on an unconsolidated basis is dividends from the Bank. During 2001, the Bank paid $10.0 million of dividends to the Company. The payment of such dividends by the Bank is subject to various regulatory and other restrictions.

Capital

Shareholders' equity was $155.8 million at December 31, 2000 and December 31, 2001. In 2001 capital was provided by net income of $20.5 million, $440,000 in new capital received from the exercise of stock options, as well as unrealized appreciation of $4.4 million recognized under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Equity was used for cash dividends paid on common stock of $10.0 million and $15.4 million in Treasury stock purchased in 2001. At year-end 1999, 2000 and 2001, the Company's book value per common share was $15.11, $15.08 and $16.19, respectively.

Capital adequacy is an important indicator of financial stability and performance. Overall, the Company's capital position remains strong with a ratio of total shareholders' equity to total assets of 7.56% at December 31, 2001 and 6.74% at December 31, 2000.

Banking industry regulators define minimum capital ratios for bank holding companies and their bank subsidiaries. The Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation (the "FDIC") also have adopted regulations which group holding companies and banks into five broad categories based on certain capital ratios. The five categories are "well capitalized," "adequately capitalized," "under-capitalized," "significantly undercapitalized," and "critically undercapitalized." The Company and the Bank met the requirements for "well capitalized" at December 31, 2001. Under the capital rules, the Bank's Tier I and total capital to risk-weighted assets ratios at December 31, 2001 were 11.60% and 12.88%, respectively. These compare favorably with the minimum requirements of 4.00% for Tier I and 8.00% for total capital. At December 31, 2001, the Bank's leverage ratio was 8.74%, substantially higher than the minimum requirement of 4.00%.

The following table presents the Bank's capital position at the dates indicated based on the current capital guidelines:

Capital Analysis
(Dollars in Thousands)

Years Ended December 31,	2001	2000	1999
Tier I:			
Shareholders' equity (as defined by regulations)	$ 180,291	$ 174,446	$ 170,060
Adjusted for FASB No. 115	(2,520)	1,912	9,758
Adjusted for unamortized goodwill	(829)	(1,213)	(1,598)
Total Tier I capital	176,942	175,145	178,220
Tier II:			
Allowable portion of reserve for loan losses	19,561	23,737	22,748
Total Tier II capital	19,561	23,737	22,748
Total risk-based capital	$ 196,503	$ 198,882	$ 200,968
Risk-weighted assets	$ 1,525,596	$ 1,863,409	$ 1,813,436
Total average assets	2,023,475	2,297,975	2,269,046
Amount by which capital exceeds minimum requirements:			
Tier I capital/risk-weighted assets	$ 115,918	$ 100,609	$ 105,683
Total risk-based capital/risk-weighted assets	74,455	49,809	55,893
Tier I capital/total average assets (leverage ratio)	96,003	83,226	87,458

Capital Ratios	Regulatory Minimums	Years Ended December 31, 2001	2000	1999
Tier I capital/risk-weighted assets	4.00%	11.60%	9.40%	9.83%
Total risk-based capital/risk-weighted assets	8.00	12.88	10.67	11.08
Tier I capital/total average assets (leverage ratio)	3.0 to 5.0	8.74	7.62	7.85

Earnings Performance

The operating results of the Company depend primarily on its net interest income, after the provision for loan losses. Net interest income is the difference between interest income on interest-earning assets, mainly loans and investments, and interest expense on interest-bearing liabilities, primarily deposits and borrowings. The Company's operating results also are affected by operating expense, the level of other income, including gains or losses on sale of loans and securities and other fees.

The following table sets forth, for and at the periods indicated, information regarding (i) the total dollar amount of interest income from interest-earning assets and the resulting average yields, (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost, (iii) net interest income, (iv) interest rate spread, (v) interest rate margin and (vi) ratio of interest-earning assets to interest-bearing liabilities. No tax equivalent adjustments were made.

(Dollars in Thousands)

Years Ended December 31,	2001		2000		1999	
	Interest	Yield/Rate	Interest	Yield/Rate	Interest	Yield/Rate
Interest-earning assets:						
Commercial loans	$ 68,994	8.47%	$ 92,871	9.89%	$ 78,619	9.03%
Consumer loans:						
Passbook	5	11.51	9	10.99	15	12.10
Overdraft checking	103	20.06	108	20.47	116	13.38
Business line of credit	257	9.68	235	12.40	138	11.13
Credit cards	1,744	16.28	1,664	16.52	1,560	16.31
Personal-direct	7,108	9.77	7,861	9.88	7,958	9.55
Personal-indirect-new auto	3,730	8.41	4,488	8.24	4,674	8.28
Personal-indirect-used auto	14,187	9.91	16,201	9.61	16,484	9.39
Personal-indirect-mobile homes	6,744	10.28	6,901	9.97	5,986	9.93
Personal-indirect-other	1,890	8.48	2,167	8.60	2,090	8.55
Home Equity Line of Credit	2,496	7.64	3,220	9.72	2,704	8.59
Checkcard reserve	1,689	59.71	1,451	55.15	930	44.31
Student	35	3.04	107	8.60	203	7.75
Total consumer loans	39,988	10.03	44,412	9.94	42,858	9.57
Mortgage loans:						
Residential-fixed	10,298	7.43	8,762	7.65	7,607	7.27
Commercial-fixed	1,037	8.88	934	8.53	726	8.36
Residential-adjustable	6,409	7.95	6,435	8.04	6,131	7.68
Commercial-adjustable	11,755	8.49	13,359	8.66	14,281	8.80
Total mortgage loans	29,499	7.99	29,490	8.20	28,745	8.09
Investment securities	25,008	6.12	26,545	6.51	25,038	5.95
Mortgages held for sale	189	9.34	15	5.89	779	9.38
Federal funds sold	1,101	3.24	76	6.32	682	4.91
Total interest-earning assets	$164,779	8.13%	$193,409	8.98%	$176,721	8.35%
Interest-bearing liabilities:						
Deposits:						
Savings	$ 4,093	2.51%	$ 4,719	2.62%	$ 4,930	2.57%
Money market	12,716	2.81	20,348	4.46	13,357	4.06
Certificates of deposit	48,878	5.53	64,566	5.95	55,655	5.27
NOW	305	1.21	337	1.33	1,600	1.62
Total deposits	65,992	4.33	89,970	5.15	75,542	4.51
Borrowings	13,738	5.01	9,836	5.94	11,548	5.11
Mandatorily redeemable preferred securities	2,437	8.12	2,383	7.94	2,486	8.29
Total interest-bearing liabilities	82,167	4.49	102,189	5.26	89,576	4.64
Net interest income	$ 82,612		$ 91,220		$ 87,145	
Interest rate spread		3.64%		3.72%		3.71%
Interest rate margin		4.08		4.24		4.12
Ratio of interest-earning assets to interest-bearing liabilities		1.11x		1.11x		1.10x

(Dollars in Thousands)	2001 Compared to 2000 Increase (Decrease) Volume	Rate	Net	2000 Compared to 1999 Increase (Decrease) Volume	Rate	Net
Interest income on interest-earning assets:						
Commercial loans	$(11,456)	$ (12,421)	$(23,877)	$ 6,439	$ 7,813	$14,252
Consumer loans	(4,821)	397	(4,424)	(132)	1,686	1,554
Mortgage loans	771	(762)	9	354	391	745
Investment securities	1,344	(1,682)	(338)	(2,082)	2,219	137
Total	(14,162)	(14,468)	(28,630)	4,579	12,109	16,688
Interest expense on interest-bearing liabilities:						
Savings	(433)	(193)	(626)	(304)	93	(211)
Money market	(187)	(7,445)	(7,632)	5,571	1,420	6,991
Certificates of deposit	(11,369)	(4,319)	(15,688)	1,593	7,318	8,911
NOW		(32)	(32)	(1,018)	(245)	(1,263)
Total deposits	(11,989)	(11,989)	(23,978)	5,842	8,586	14,428
Borrowings	5,968	(2,012)	3,956	(3,574)	1,759	(1,815)
Total	(6,021)	(14,001)	(20,022)	2,268	10,345	12,613
Net interest income	$ (8,141)	$ (467)	$ (8,608)	$ 2,311	$ 1,764	$ 4,075

The above table presents changes in interest income and interest expense attributable to (i) changes in volume (change in volume multiplied by old rate) and (ii) changes in rate (change in rate multiplied by old volume). The net change attributable to the combined impact of volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

Net Interest Income

Net interest income is determined by the difference between rates earned on interest-earning assets and the rates paid on interest-bearing liabilities (interest rate spread) and the relative amounts of interest-earning assets and interest-bearing liabilities. The interest income and the cost of funds of financial institutions are significantly affected by general economic conditions, policies of regulatory authorities and other factors.

The Company earned net interest income of $87.1 million, $91.2 million and $82.6 million in 1999, 2000 and 2001, respectively. The Company's interest rate spread increased from 3.71% in 1999, to 3.72% in 2000 and decreased to 3.64% in 2001. The changes in average balances and rates produced a 4.7% increase in net interest income from 1999 to 2000 and a 9.4% decrease from 2000 to 2001.

The Company originated indirect mobile home loans through two service companies. The Company's practice has been to pay the service companies a percentage of their commission related to the originations at the time of originations (usually 40 to 50% of the total commission). The remainder represents a holdback for any unearned commissions as a result of loan prepayments or charges allowed after certain loan defaults. During 2001, the Company ceased originations through one of these service companies. The Company had remaining prepaid commissions related to this dealer of approximately $8.3 million at December 31, 2001, and had minimal remaining reserves relative to this service company. Accordingly, if the underlying loans from this dealer have any loan prepayments or losses from loan defaults, the related prepaid commissions will have to be written-off to operations. Such write-offs will reduce interest income in 2002 and beyond.

Interest on Commercial Loans

The average balance of commercial loans increased from $870.3 million in 1999, to $938.6 million in 2000 and decreased to $814.3 million in 2001. The yields on these loans increased from 9.03% in 1999, to 9.89% in 2000 and decreased to 8.47% in 2001. The Prime Rate reached a high of 8.50% in 1999, increased to 9.50% during 2000 and decreased to 4.75% in 2001. During this three-year period, the interest on commercial loans was $78.6 million, $92.9 million and $69.0 million, respectively, due to the changes in the balance of this portfolio and levels of interest rates. The yield on approximately 62% of the commercial loan portfolio fluctuates with changes in Prime. Yields on the balance of the portfolio are fixed for up to five years with adjustments based on other market indices.

Interest on Consumer Loans

Interest on consumer loans consists of interest on passbook, personal, direct and indirect auto, mobile home, student loans, credit cards, overdraft checking, checkcard reserve and home equity line of credit.

The consumer loan portfolio continues to be an important part of the Bank's earning assets and to be among the highest yielding assets of the Company. Average balances for the years 1999, 2000 and 2001 were $448.0 million, $446.6 million and $398.7 million, respectively. Yields on all consumer loans for 1999, 2000 and 2001 were 9.57%, 9.94% and 10.03%, respectively. Interest income on all these loans varied for the three-year period 1999 through 2001 with income of $42.9 million in 1999 increasing to $44.4 million in 2000 and decreasing to $40.0 million in 2001.

The competition for all consumer loans remained high during 2001 with the "zero percent" financing offered by many automakers. The Bank cannot profitably compete with such programs. As the average balances of many of the consumer loan products fell during the year, consumer loan interest income declined 10% for the year. Originations of consumer loans declined from $183.2 million in 2000 to $161.1 million in 2001 as focus was placed on the origination of direct loans, high quality, late model indirect car loans and real estate secured loans .

Interest on Mortgage Loans

Interest on mortgage loans consists of interest on fixed- and adjustable-rate residential mortgages and fixed- and adjustable-rate commercial real estate mortgages.

Interest on mortgage loans increased $745,000 for the twelve months ended December 1999 to 2000, and increased $9,000 from the twelve months ended December 31, 2000 to $29.5 million for the twelve months ended December 31, 2001. The average balance of all mortgage loans increased from $355.3 million at December 31, 1999 to $359.7 million at December 31, 2000, and to $369.2 million at December 31, 2001. Yields on mortgage loans increased from 8.09% for 1999, to 8.20% for 2000 and declined to 7.99% for the twelve months ended December 31, 2001. The Bank increased the amount of fixed–rate residential mortgage loans sold, with $29.3 million of loans sold in 2001 compared to $9.9 million in 2000. Fixed-rate residential loan originations increased $34.2 million from 2000 to $83.6 million in 2001. Fewer adjustable-rate residential mortgages were originated in 2001. Adjustable-rate residential mortgage originations fluctuated from $4.8 million in 1999 to $26.5 million in 2000, to $7.1 million in 2001. The fluctuation in origination levels is primarily a result of changing consumer preferences for variable- versus fixed-rate loans as changes occur from time to time in the rate differential between the two. No residential mortgage loans were securitized in 2001 and 2000.

The average balance of adjustable-rate commercial real estate loans decreased $15.8 million to $138.4 million in 2001, and the average yield decreased to 8.49% from 8.66% in 2000, resulting in interest income of $11.8 million for 2001 compared to $13.4 million for 2000. The average balance of adjustable-rate commercial real estate loans decreased $8.0 million from 1999 to $154.2 million in 2000. The yields on these loans decreased from 8.80% in 1999 to 8.66% in 2000. Total originations of commercial real estate loans were $21.6 million for 2001 compared to $20.7 million in 2000.

Interest and Dividends on Investments

The primary objective of the investment portfolio is to provide quality assets with relatively low risk to the balance sheet. The balance of the investment portfolio can fluctuate as it supplies funds when needed and absorbs funds in periods of slower loan demand. The Company's recent practice has been to reduce fixed-rate, long-term investments and to acquire assets with shorter maturities or shorter estimated lives. In light of this, 74.1% of U.S. Treasury and government agencies, obligations of state and political subdivisions and corporate bonds mature within five years as compared to 45.5% in 2000. This has occurred while mortgage-backed securities have risen $219.3 million from December 31, 2000 to December 31, 2001. The average balance of investment securities was $420.5 million in 1999, $407.5 million in 2000 and $408.9 million in 2001. Interest and dividends on investment securities were $25.0 million in 1999, $26.5 million in 2000 and $25.0 million in 2001. The yields on these assets were 5.95% in 1999, 6.51% in 2000 and 6.12% in 2001.

Interest on Deposits

Deposit balances declined in 2001 with the average balance of all deposits at $1,524.0 million, a decline of 12.8% from $1,746.9 million in 2000. In 2000, average balances rose $71.8 million from $1,675.1 million in 1999. Customer preference fuels changes in deposit balances; this is reflected in a $44.6 million decrease in money market funds. Of this decrease, there was a $4.3 million decrease in average balances of money market funds from new or increased account balances. Checking accounts being "swept" into money market accounts in 2001 represent a $985,000 decrease in deposit balances. Since the "sweep" program was not in place for all of 1999, the average balance of checking accounts was also reduced by the $73.6 million from 1999. Average balances for money market deposits for the years 1999, 2000 and 2001 were $329.1 million, $456.4 million and $452.1 million, respectively. The changes in money market average balances accompanied an increase in the rates from 4.06% in 1999 to 4.46% in 2000. Interest expense was $13.4 million for 1999 rising to $20.3 million in 2000. With the decrease in average balance and the decrease in the average rate paid in 2001 to 2.81%, interest expense decreased to $12.7 million for the year. The decrease in the average balance and the rate paid on certificates of deposit balances was the major reason why the interest expense on these products decreased from $64.6 million in 2000 to $48.9 million in 2001. Average balances of certificates of deposits increased from $1,055.4 million in 1999 to $1,085.0 million in 2000 and decreased to $883.4 million in 2001, respectively. The average rate of certificates of deposit has fluctuated from 5.27% in 1999 to 5.95% in 2000 to 5.53% in 2001. The Bank continues to monitor the cost and the availability of deposits against the cost and levels of borrowing to determine the best funding sources for the Company's growth.

Interest on Borrowings

Borrowed funds are used to supplement retail and commercial deposits as needed to fund asset growth. While the cost of these funds can approximate the costs of wholesale funds, it does remove the volatility that can occur with moneydesk deposits and enhances planning for liquidity needs. The average balance of borrowings during 2001 increased to $274.1 million. The average interest rate paid on borrowings decreased to 5.01% and interest paid on borrowings increased to $13.7 million. The average balance of borrowings decreased from $225.8 million in 1999 to $165.7 million in 2000. Although the cost of borrowings increased from 5.11% in 1999 to 5.94% in 2000, interest paid on borrowings decreased from $11.5 million to $9.8 million from 1999 to 2000. See Note 8 in Notes to Consolidated Financial Statements.

Provision for Loan Losses

The provision for loan losses was $19.1 million, $53.7 million and $18.2 million for the years 1999, 2000 and 2001, respectively. Net charge-offs increased from $15.0 million in 1999, to $23.6 million in 2000 and decreased to $18.7 million in 2001. Impacting the 2000 and 2001 provisions was the need to provide reserves for potential losses that may exist in the loan portfolios. In 2000, the Bank increased the allowance for loan losses to $59.3 million consistent with the increases in the total loan portfolio and management's evaluation of the related risk. With the 2001 provision, the Bank was able to increase the allowance for possible loan losses to 4.00% of loans outstanding at December 31, 2001 from 3.26% at December 31, 2000. See the previous discussion on "Asset Quality" earlier in this document.

Non-interest Income

As shown in the chart below, credit card fees declined significantly once the merchant credit card activity was outsourced in December 2000. The resultant reduction in fee income of approximately $1.8 million had a corresponding reduction in expense. Trust fee income increased as a result of converting to an accrual basis providing an additional $267,000 in income. As a result of investment security sales, the Company had net security gains of $379,000 in 2001 and $9,000 in 2000 with net security losses of $231,000 in 1999.

(Dollars in Thousands)				Percent Change	
Years Ended December 31,	2001	2000	1999	2000-2001	1999-2000
Service charges on deposit accounts	$ 5,226	$ 5,360	$ 4,382	(2.5)%	22.3%
Credit card fees	211	2,008	1,667	(89.5)	20.5
Mortgage servicing fees	1,125	1,211	1,356	(7.1)	(10.7)
Fees and commissions-brokerage services	698	836	796	(16.5)	5.0
Trust fees	1,618	1,280	1,104	26.4	15.9
Gains (losses) on sale of securities	379	9	(231)	4,111.1	(103.9)
Other charges, commissions and fees	2,991	2,980	3,297	0.4	(9.6)
	$ 12,248	$ 13,684	$ 12,371	(10.5)%	10.6%

Operating Expense

Expense control remains an important focus. Expenses are reviewed within the context of their contribution to the ongoing operation of the Company and the overall profitability of the organization. Personnel costs are the largest single operating expense item within the Bank and increased 2.5% over 2000. Additional staffing occurred during 2001 to strengthen many areas, most noticeably the loan administration function. Salary and benefit costs in 2000 included retirement costs of approximately $850,000 and a one-time accrual of deferred vacation costs of approximately $350,000. Professional fees increased approximately $750,000 in 2001 due principally to increased legal fees of $772,000 associated with non-performing loans. No interchange fees were incurred in 2001 as these costs terminated with the outsourcing of our merchant credit card business. In 2000, the Company incurred $2.0 million in merger costs related to a contemplated merger transaction. No merger expenses were incurred in 2001. Other significant declines in operating expense in 2001, as compared to 2000, include advertising down $268,000, telephone charges down $203,000, FDIC insurance down $344,000, and equipment repairs down $110,000. For 2002 and beyond, the FDIC has indicated the possibility of renewed assessments for insured institutions.

Since a substantial portion of operating expense relates directly to income generation, an effective measurement of the control of operating expense is the Efficiency Ratio. This ratio consists of operating expense divided by recurring revenues (net interest income and non-interest income) on a pre-tax basis. The Efficiency Ratio for the Company, was 50.61%, 45.30% and 45.85% for 1999, 2000 and 2001, respectively. The Company's ratio of operating expense to average assets was 2.27% in 1999, 2.10% in 2000 and 2.02% in 2001. Both ratios include merger and acquisition expenses and reflect the attention paid to expense control by management and staff.

(Dollars in Thousands)				Percent Change	
Years Ended December 31,	2001	2000	1999	2000-2001	1999-2000
Salaries, pensions and employee benefits	**$ 21,828**	$ 21,302	$ 20,386	2.5%	4.5%
Building occupancy	**4,304**	4,564	4,607	(5.7)	(0.9)
Professional fees	**2,206**	1,456	1,289	51.5	13.0
Advertising	**931**	1,199	1,530	(22.4)	(21.6)
Computer service fee	**1,907**	1,778	1,930	7.3	(7.9)
Other services provided	**5,932**	6,177	6,001	(4.0)	2.9
Interchange fees		1,552	1,286	(100.0)	20.7
Merger and acquisition expenses		2,013	5,408	(100.0)	(62.8)
Other	**6,389**	7,484	8,226	(14.6)	(9.0)
	$ 43,497	$ 47,525	$ 50,663	(8.5)%	(6.2)%

Income Taxes

The Company utilizes SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to recognizing the tax effects of temporary differences between tax and financial reporting. See Note 13 of Notes to Consolidated Financial Statements for details.

The Company is subject to New York State and Delaware franchise taxes. State taxes amounted to $2.4 million in 1999, $237,000 in 2000 and $2.3 million in 2001.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

Other Matters

New Accounting Pronouncements

In June 2001, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued and they are effective July 1, 2001 and January 1, 2002, respectively, for the Company. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The adoption of this standard has no impact on the current financial statements of the Company. Under

SFAS No. 142, goodwill and intangible assets with an indefinite useful life will no longer be amortized under this standard. Amortization of goodwill, including goodwill recorded related to past business combinations, will be discontinued unless there is a finite life associated with the asset. In addition, goodwill recorded as a result of business combinations completed after July 1, 2001 will not be amortized unless a finite life is identified. Further, all goodwill and intangible assets will be tested for impairment in accordance with the provisions of the Statement. The Company does not expect these pronouncements to have a material effect on the financial statements. Currently, intangible assets of the Company will continue to be amortized over their estimated useful lives.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was effective for the Company's fiscal year beginning on January 1, 2001. This statement requires all derivative instruments to be carried on the balance sheet at fair value. Changes in fair value are recorded in either comprehensive income or net income, depending on the nature of the derivative instrument. The Company held interest rate swaps at December 31, 2000 that were disposed in early 2001, which qualified as hedges under SFAS No. 133. This pronouncement had no significant effect on its financial statements. See Note 10 in Notes to Consolidated Financial Statements for details.

Forward-Looking Statements

This Annual Report, including certain statements made in this Management's Discussion and Analysis of Financial Condition and Results of Operations, includes "forward-looking statements". Any statements with regard to the Company's expectations as to its financial results, other aspects of its business and general economic conditions, may constitute forward-looking statements. Although the Company makes such statements based on assumptions which it believes to be reasonable, there can be no assurance that actual results will not differ materially from the Company's expectations. Some of the important factors which could cause its results to differ from any results which might be projected, forecasted, or estimated based on such forward-looking statements include: (i) general economic and competitive conditions in the markets in which the Company operates, and the risks inherent in its operations; (ii) the Company's ability to continue to control its provision for loan losses and operating expense, increase earning assets and non-interest income, and maintain its margin; and (iii) the level of demand for new and existing products. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Except as required by applicable law, the Company does not intend to update forward-looking statements.

Market Prices and Related Shareholder Matters

The common stock of the Company is listed on The Nasdaq Stock Market's National Market System under the symbol "BSBN". As of December 31, 2001, the Company had 2,286 shareholders of record and 9,627,566 shares of common stock issued and outstanding. The number of shareholders does not reflect persons or entities who hold their stock in nominee or "street" name through various brokerage firms.

Payment of dividends on the Company's common stock is subject to various restrictions and limitations which may affect the Company's ability to pay cash dividends in the future.

The following table sets forth the market price information for the common stock and the cash dividends paid per share:

	Price Range		Cash Dividends
2001	High	Low	Per Share
First Quarter	$ 20.25	$ 12.38	$ 0.25
Second Quarter	$ 23.36	$ 16.63	$ 0.25
Third Quarter	$ 27.00	$ 21.36	$ 0.25
Fourth Quarter	$ 27.40	$ 20.85	$ 0.25

	Price Range		Cash Dividends
2000	High	Low	Per Share
First Quarter	$ 22.98	$ 16.75	$ 0.25
Second Quarter	$ 21.75	$ 17.50	$ 0.25
Third Quarter	$ 23.88	$ 18.31	$ 0.25
Fourth Quarter	$ 22.38	$ 10.98	$ 0.25

REPORT OF INDEPENDENT AUDITORS

The Board Of Directors
BSB Bancorp, Inc.
Binghamton, New York

In our opinion, the accompanying consolidated statements of condition and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of BSB Bancorp, Inc. (the "Company") and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Syracuse, New York
January 25, 2002

BSB BANCORP, INC.
CONSOLIDATED STATEMENTS OF CONDITION

(Dollars in Thousands, Except Share Data) December 31,	2001	2000
Assets		
Cash and due from banks	$ 51,282	$ 65,110
Investment securities available for sale	502,756	391,968
Investment securities held to maturity	13,774	9,708
Mortgages held for sale	9,860	94
Loans:		
Commercial	736,382	997,082
Consumer	378,293	436,902
Real estate	355,120	386,283
Total loans	1,469,795	1,820,267
Less: Net deferred fees and costs	(802)	(844)
Allowance for loan losses	58,829	59,291
Net loans	1,411,768	1,761,820
Bank premises and equipment	14,879	14,418
Accrued interest receivable	10,502	17,002
Other real estate	710	323
Intangible assets	829	1,213
Other assets	44,482	50,019
	$ 2,060,842	$ 2,311,675
Liabilities and Shareholders' Equity		
Due to depositors	$ 1,496,937	$ 1,881,226
Borrowings	360,251	225,468
Other liabilities	17,829	19,196
Company obligated mandatorily redeemable preferred securities of subsidiary, BSB Capital Trust I, holding solely junior subordinated debentures of the Company	30,000	30,000
Total liabilities	1,905,017	2,155,890
Shareholders' Equity:		
Preferred stock, par value $.01 per share; 2,500,000 shares authorized; none issued		
Common stock, par value $.01 per share; 30,000,000 shares authorized; 11,535,500 and 11,503,272 shares issued	115	115
Additional paid-in capital	39,331	38,789
Undivided profits	142,748	132,277
Accumulated other comprehensive income (loss)	2,520	(1,912)
Treasury stock, at cost; 1,907,934 and 1,175,524 shares	(28,889)	(13,484)
Total shareholders' equity	155,825	155,785
	$ 2,060,842	$ 2,311,675

The accompanying notes are an integral part of the financial statements.

BSB BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME

(Dollars in Thousands, Except Share Data)

Years Ended December 31,	2001	2000	1999
Interest income:			
Interest and fees on loans	$ 138,481	$ 166,773	$ 150,222
Interest on federal funds sold	1,101	76	682
Interest on investment securities	25,008	26,545	25,038
Interest on mortgages held for sale	189	15	779
Total interest income	164,779	193,409	176,721
Interest expense:			
Interest on savings deposits	4,093	4,719	4,930
Interest on time accounts	48,878	64,566	55,655
Interest on money market deposit accounts	12,716	20,348	13,357
Interest on NOW accounts	305	337	1,600
Interest on borrowed funds	13,738	9,836	11,548
Interest on mandatorily redeemable securities of subsidiary	2,437	2,383	2,486
Total interest expense	82,167	102,189	89,576
Net interest income	82,612	91,220	87,145
Provision for loan losses	18,224	53,721	19,137
Net interest income after provision for loan losses	64,388	37,499	68,008
Non-interest income:			
Service charges on deposit accounts	5,226	5,360	4,382
Credit card fees	211	2,008	1,667
Mortgage servicing fees	1,125	1,211	1,356
Fees and commissions-brokerage services	698	836	796
Trust fees	1,618	1,280	1,104
Gains (losses) on sale of securities, net	379	9	(231)
Other charges, commissions and fees	2,991	2,980	3,297
Total non-interest income	12,248	13,684	12,371
Operating expense:			
Salaries, pensions and other employee benefits	21,828	21,302	20,386
Building occupancy	4,304	4,564	4,607
Dealer commission expense	462	515	940
Computer service fees	1,907	1,778	1,930
Professional fees	2,206	1,456	1,289
Services	5,932	6,177	6,001
FDIC insurance	345	679	222
Goodwill	384	386	386
Interchange fees		1,552	1,286
Other real estate	52	177	441
Merger and acquisition expenses		2,013	5,408
Other expenses	6,077	6,926	7,767
Total operating expense	43,497	47,525	50,663
Income before income taxes	33,139	3,658	29,716
Provision for income taxes	12,679	1,387	11,491
Net Income	$ 20,460	$ 2,271	$ 18,225
Earnings per share:			
Basic	$ 2.05	$ 0.22	$ 1.80
Diluted	$ 2.02	$ 0.22	$ 1.77

The accompanying notes are an integral part of the financial statements.

BSB BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars in Thousands, Except Share Data)	Number of Shares	Common Stock	Additional Paid-In Capital	Undivided Profits	Treasury Stock	Accumulated Other Comprehensive Income	Total
Balance at December 31, 1998	11,237,470	$ 112	$ 35,202	$ 131,723	$ (13,371)	$ 425	$ 154,091
Comprehensive income:							
Net income				18,225			18,225
Other comprehensive income, net of taxes:							
Unrealized depreciation in available for sale securities						(10,182)	(10,182)
Comprehensive income				18,225		(10,182)	8,043
Stock options exercised	161,521	2	1,976				1,978
Tax benefit on stock options			109				109
Cash dividend paid on common stock ($0.95 per share)				(9,653)			(9,653)
Treasury stock purchased					(75)		(75)
Balance at December 31, 1999	11,398,991	114	37,287	140,295	(13,446)	(9,757)	154,493
Comprehensive income:							
Net income				2,271			2,271
Other comprehensive income, net of taxes:							
Unrealized appreciation in available for sale securities						7,845	7,845
Comprehensive income				2,271		7,845	10,116
Stock options exercised	104,281	1	1,423				1,424
Tax benefit on stock options			79				79
Cash dividend paid on common stock ($1.00 per share)				(10,289)			(10,289)
Treasury stock purchased					(38)		(38)
Balance at December 31, 2000	11,503,272	115	38,789	132,277	(13,484)	(1,912)	155,785
Comprehensive income:							
Net income				20,460			20,460
Other comprehensive income, net of taxes:							
Unrealized appreciation in available for sale securities						4,432	4,432
Comprehensive income				20,460		4,432	24,892
Stock options exercised	32,228		440				440
Tax benefit on stock options			102				102
Cash dividend paid on common stock ($1.00 per share)				(9,989)			(9,989)
Treasury stock purchased					(15,405)		(15,405)
Balance at December 31, 2001	11,535,500	$ 115	$ 39,331	$ 142,748	$ (28,889)	$ 2,520	$ 155,825

The accompanying notes are an integral part of the financial statements.

BSB BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

Years Ended December 31,	2001	2000	1999
Operating activities:			
Net income	$ 20,460	$ 2,271	$ 18,225
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Deferred taxes	(1,174)	(12,901)	(528)
Provision for loan losses	18,224	53,721	19,137
Realized losses (gain) on available for sale investment securities	(379)	(9)	231
Other (gains) losses, net	(125)	(187)	357
Depreciation and amortization	2,642	2,973	2,869
Net amortization of premiums and discounts on investment securities	79	(377)	(617)
Net accretion of premiums and discounts on loans	42	(208)	(130)
Sale of loans originated for sale	8,690	2,903	53,722
Additional loans originated for sale	(20,162)	(1,128)	(39,945)
Writedowns of other real estate	15	196	1,276
Net change in other assets and liabilities	8,775	1,162	934
Net cash provided by operating activities	37,087	48,416	55,531
Investing activities:			
Proceeds from calls of held to maturity investment securities	2,069	7,571	5,284
Purchases of held to maturity investment securities	(7,298)	(3,337)	(11,872)
Principal collected on held to maturity investment securities	1,171	531	647
Proceeds from sale of available for sale investment securities	177,623	33,673	71,196
Purchases of available for sale investment securities	(327,821)	(42,618)	(89,964)
Principal collected on available for sale investment securities	47,306	18,077	33,367
Net change in longer-term loans	308,699	(132,505)	(220,812)
Proceeds from sale of loans	23,719	10,533	60,654
Proceeds from sale of other real estate	789	1,172	1,763
Other	(2,712)	(1,010)	(2,608)
Net cash provided (used) by investing activities	223,545	(107,913)	(152,345)
Financing activities:			
Net change in demand deposits, NOW accounts, savings accounts and money market deposit accounts	(33,422)	43,003	71,351
Net change in time deposits	(350,867)	(62,981)	119,993
Net change in short-term borrowings	(38,178)	83,560	(36,224)
Net change in long-term borrowings	172,961	(137)	(50,778)
Proceeds from exercise of stock options	440	1,424	1,978
Purchases of treasury stock	(15,405)	(38)	(75)
Dividends paid	(9,989)	(10,289)	(9,653)
Net cash provided (used) by financing activities	(274,460)	54,542	96,592
(Decrease) in cash and cash equivalents	(13,828)	(4,955)	(222)
Cash and cash equivalents at beginning of year	65,110	70,065	70,287
Cash and Cash Equivalents at End of Year	$ 51,282	$ 65,110	$ 70,065
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest credited on deposits and paid on other borrowings	$ 85,339	$ 99,376	$ 87,559
Income taxes	$ 8,553	$ 14,077	$ 13,043
Non-cash investing activity:			
Securitization of mortgage loans and transfers to other real estate	$ 1,110	$ 674	$ 922
Unrealized appreciation (depreciation) in securities	$ 7,604	$ 13,463	$(17,543)

The accompanying notes are an integral part of the financial statements.

BSB BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

Business Combination

On July 1, 1999, BSB Bancorp, Inc., (the "Company") completed its acquisition of Skaneateles Bancorp, Inc. Pursuant to the terms of the merger, each share of Skaneateles Bancorp common stock was converted into .97 share of the Company's common stock, which amounted to approximately 1.4 million shares. The acquisition constituted a tax-free reorganization and has been accounted for as a pooling of interests under Accounting Principles Board Opinion No. 16, "Business Combinations". Accordingly, the consolidated financial statements for all periods presented include the combined results of operations, financial position and cash flows of BSB Bancorp, Inc. and Skaneateles Bancorp, Inc.

Nature of Operations

The Company is the bank holding company of BSB Bank & Trust Company (the "Bank"). The Bank is a New York-chartered commercial bank and trust company and, at year end, operated 22 full-service branches in Broome, Chemung, Chenango, Onondaga and Tioga Counties of New York State. In 2001, the Bank sold its Oswego branch, including $4.3 million of deposit liabilities. The Bank is in the business of providing a wide variety of loan and deposit products to its commercial and consumer customers, and also provides mortgage banking, trust, municipal and other related services.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Bank and the Bank's wholly owned subsidiaries, after elimination of intercompany accounts and transactions.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment Securities

The Bank has classified its investment securities as held to maturity or available for sale. Held to maturity securities are those for which the Bank has the positive intent and ability to hold to maturity, and are reported at cost, adjusted for amortization of premiums and accretion of discounts. Securities not classified as held to maturity are classified as available for sale and reported at market value, with net unrealized gains and losses reflected as a separate component of shareholders' equity, net of the applicable income tax effect. None of the Bank's securities have been classified as trading securities.

Purchases and sales of securities are recorded as of the settlement date. Premiums and discounts on securities are amortized and accreted, respectively, on a systematic basis over the period to maturity, estimated life, or earliest call date of the related security. Gains or losses on securities sold are computed based on identified cost.

Mortgages Held For Sale

Mortgages held for sale are carried at the lower of cost or fair value. Fair value is determined in the aggregate.

Income Recognition on Impaired and Non-accrual Loans

Loans, including impaired loans, are generally classified as non-accrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days. While a loan is classified as non-accrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis.

Deferred Loan Fees and Costs

Non-refundable loan fees and related direct costs are deferred and amortized over the life of the loan as an adjustment of loan yield.

Allowance for Loan Losses

The allowance for loan losses represents the amount available for probable loan losses in the Company's loan portfolio as estimated by management. Specific reserves are determined through review of impaired loans, non-performing loans and certain performing loans designated as problems. General reserves are determined through regular disciplined analysis of the portfolio. The risk profile and experience of the existing portfolio, along with growth, concentrations and management resources are also considered. The allowance for loan losses reflects management's best estimate of probable loan losses at December 31, 2001.

A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due under the contractual terms of the loan agreement. The measurement of impaired loans is generally based upon the present value of expected future cash flows discounted at the historical effective interest rate, except that all loans that have become collateral-dependent are measured for impairment based on the fair value of the collateral. Loans are charged against the allowance for loan losses when management believes that the collectibility of principal is unlikely.

Banking Premises and Equipment

Banking premises and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets (15-50 years for bank premises and 3-10 years for furniture and equipment). Maintenance and repairs are charged to operating expenses as incurred.

Other Real Estate

Other real estate is comprised of real estate acquired through foreclosure and is recorded at the lower of cost, or fair value less estimated costs to sell.

Intangible Assets

Intangible assets result from acquisitions under the purchase method of accounting and consist of goodwill which is being amortized, on a straight-line basis, over periods ranging from 7 to 10 years.

Trust Department Assets

Assets held in fiduciary or agency capacities for customers are not included in the accompanying consolidated statements of condition, since such items are not assets of the Company. Fees associated with providing trust management services are recorded on the accrual basis and are included in non-interest income.

Earnings Per Share

Basic and diluted earnings per share are presented for each period in which an income statement is presented. Basic earnings per share is based on the weighted average shares actually outstanding for the period. Diluted earnings per share reflect the dilutive effect of stock options.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the statements of condition for cash and short-term instruments approximate those assets' fair value.

Investment securities: Fair values for investment securities are based on quoted market prices or dealer quotes.

Loans and mortgages held for sale: Fair values for loans are estimated using a discounted cash flow analysis, based on interest rates approximating those currently being offered for loans with similar terms and credit quality. The fair value of accrued interest approximates carrying value.

Deposits: The fair values disclosed for non-interest-bearing accounts and accounts with no stated maturities are, by definition, equal to the amount payable on demand at the reporting date. The fair value of time deposits was estimated by discounting expected monthly maturities at interest rates approximating those currently being offered on time deposits of similar terms. The fair value of accrued interest approximates carrying value.

Borrowings and mandatorily redeemable securities: The carrying amounts of repurchase agreements and other short-term borrowings approximate their fair values. Fair values of long-term borrowings are estimated using discounted cash flows, based on current market rates for similar borrowings.

Off-balance-sheet instruments: Off-balance-sheet financial instruments consist of letters of credit, commitments to extend credit and interest rate swaps. Letters of credit and commitments to extend credit are fair valued based on fees and interest rates currently charged to enter into agreements with similar terms and credit quality. Interest rate swaps are fair valued based upon amounts the Company would expect to receive or pay to terminate such contracts.

Comprehensive Income

Comprehensive income consists of net income and the net change in unrealized gains or losses on securities available for sale, net of taxes. The Company reports comprehensive income in the Statements of Changes in Shareholders' Equity.

Merger and Acquisition Expenses

In conjunction with the Skaneateles Bancorp acquisition, the Company recorded a 1999 charge to operating expenses of $5.4 million ($3.3 million after tax, or $0.32 per diluted common share) for direct costs relating to the acquisition. Details of the acquisition related costs follow:

(Dollars in Thousands)	
Merger transaction costs	$ 2,127
Restructuring costs:	
Employee severance	1,318
Exit costs	1,963
	$ 5,408

For 2000, the Company incurred $2.0 million in merger costs related to a contemplated merger transaction.

Reclassifications

Certain data for prior years has been reclassified to conform to the current year's presentation. These reclassifications had no effect on net income or shareholders' equity.

Note 2: Investment Securities

The carrying value and market value of the investment securities portfolio at December 31 are summarized as follows:

(Dollars in Thousands) Year-end 2001	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Available for sale portfolio:				
U.S. Government agencies	$ 79,679	$ 2,456	$ 6	$ 82,129
Municipal obligations	11,984	242	7	12,219
Mortgage-backed securities	386,564	3,225	1,702	388,087
Equity securities	18,715	29	1	18,743
Corporate securities	1,493	85		1,578
	$498,435	$ 6,037	$ 1,716	$ 502,756
Held to maturity portfolio:				
Corporate debt securities	$ 2,874			$ 2,874
Municipal obligations	9,291	$ 146	$ 7	9,430
Mortgage-backed securities	1,609	49		1,658
	$ 13,774	$ 195	$ 7	$ 13,962

(Dollars in Thousands) Year-end 2000	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Available for sale portfolio:				
U.S. Government agencies	$186,976	$ 602	$ 2,549	$ 185,029
Municipal obligations	12,613	86	31	12,668
Mortgage-backed securities	169,652	278	1,731	168,199
Equity securities	24,518	34	1	24,551
Corporate securities	1,491	33	3	1,521
	$395,250	$ 1,033	$ 4,315	$ 391,968
Held to maturity portfolio:				
U.S. Government agencies	$ 20			$ 20
Corporate debt securities	1,619			1,619
Municipal obligations	5,854	$ 104	$ 7	5,951
Mortgage-backed securities	2,215	56		2,271
	$ 9,708	$ 160	$ 7	$ 9,861

The following reflects the net unrealized gains (losses) on available for sale securities on a before and net of tax basis, including its effect on other comprehensive income for the years ended:

(Dollars in Thousands)	2001	2000	1999
Net income	$ 20,460	$ 2,271	$ 18,225
Other comprehensive income:			
Net unrealized gains (loss) on securities	7,604	13,463	(17,543)
Reclassification adjustment for net realized gains (loss) included in net income	379	9	(231)
Other comprehensive income, before tax	7,983	13,472	(17,774)
Income tax (cost) benefit on other comprehensive income	(3,551)	(5,627)	7,592
Other comprehensive income, net of tax	4,432	7,845	(10,182)
Comprehensive income	$ 24,892	$ 10,116	$ 8,043

The carrying value and market value of debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without penalties.

(Dollars in Thousands)	Carrying Value	Market Value
Securities available for sale:		
Within one year	$ 13,991	$ 14,293
After one year but within five years	80,215	82,519
After five years but within ten years	51,759	52,573
After ten years	333,755	334,628
	$ 479,720	$ 484,013
Securities held to maturity:		
Within one year	$ 4,848	$ 4,853
After one year but within five years	3,939	4,047
After five years but within ten years	389	400
After ten years	4,568	4,662
	$ 13,744	$ 13,962

The gross realized gains and gross realized losses on available for sale investment securities transactions are summarized below:

(Dollars in Thousands) Years ended December 31:	2001	2000	1999
Gross gains	$ 905	$ 9	$ 253
Gross losses	526		488
Net gains (losses)	$ 379	$ 9	$ (235)

Held to maturity securities transactions include gross realized gains of $4,000 in 1999, with no gross realized gains or gross realized losses in 2001 or 2000.

Investment securities at December 31, 2001 and 2000 include approximately $419.7 million and $339.8 million, respectively, pledged under various agreements, principally municipal deposits, letters of credit, lines of credit and financing agreements.

Note 3: Loans

Substantially all of the Bank's loans are granted to borrowers concentrated primarily within Broome, Chemung, Chenango, Onondaga and Tioga Counties and other communities located in upstate New York.

Changes in the allowance for loan losses at December 31 are presented in the following summary:

(Dollars in Thousands)	2001	2000	1999
Balance at beginning of year	$ 59,291	$ 29,134	$ 25,030
Recoveries credited	4,945	2,027	2,360
Provision for loan losses	18,224	53,721	19,137
Loans charged off	(23,631)	(25,591)	(17,393)
Balance at end of year	$ 58,829	$ 59,291	$ 29,134

At December 31, 2001 and 2000, the recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 totaled $46.9 million and $31.6 million, respectively. A valuation allowance aggregating $18.4 million and $13.6 million was recorded against impaired loans at December 31, 2001 and 2000, respectively. The average recorded investment in impaired loans was approximately $53.5 million in 2001, $16.4 million in 2000 and

$10.1 million in 1999. The Bank recognized, on a cash basis, $799,000, $0 and $151,000 of interest on impaired loans during 2001, 2000 and 1999, respectively (during the portion of the year they were impaired).

Note 4: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of mortgage loans serviced for others were $460.9 million and $516.7 million at December 31, 2001 and 2000, respectively.

Mortgage servicing rights capitalized and amortization recognized on those rights were not significant.

Note 5: Loans to Related Parties

At December 31, 2001 and 2000, loans to directors, officers, or their affiliates were $21.0 million and $28.6 million, respectively. During 2001, new loans to such related parties amounted to $1.2 million and repayments amounted to $8.8 million. In 2000, new loans to such related parties amounted to $4.8 million and repayments amounted to $1.0 million.

Note 6: Bank Premises and Equipment

A summary of bank premises and equipment at December 31 is shown as follows:

(Dollars in Thousands)	2001	2000
Land	$ 1,822	$ 1,698
Banking premises	21,663	20,093
Furniture and equipment	18,179	17,285
	41,664	39,076
Less: Accumulated depreciation	26,785	24,658
	$ 14,879	$ 14,418

Note 7: Due to Depositors

A summary of amounts due to depositors at December 31 is shown as follows:

(Dollars in Thousands)	2001	2000
Savings accounts	$ 166,275	$ 164,472
Money market deposit accounts	448,134	492,711
Certificates of deposit	697,462	1,048,329
NOW accounts	25,970	21,019
Non-interest-bearing deposit accounts	159,096	154,695
	$ 1,496,937	$ 1,881,226

Time deposits with balances in excess of $100,000 amounted to approximately $145.5 million and $262.5 million at December 31, 2001 and 2000, respectively. The contractual maturity of time deposits at December 31, 2001 is as follows:

(Dollars in Thousands) Year of Maturity	2001 Amount	Percent
1	$ 543,438	77.9%
2	114,574	16.4
3	27,853	4.0
4	5,326	0.8
5 and over	6,271	0.9
	$ 697,462	100.0%

Note 8: Borrowings and Mandatorily Redeemable Preferred Securities

The following is a summary of borrowings and mandatorily redeemable preferred securities at December 31:

(Dollars in Thousands)	2001	2000
Federal Home Loan Bank advances	$ 301,416	$ 150,455
Securities sold under repurchase agreements	56,701	72,819
Other	2,134	2,194
Total borrowings	360,251	225,468
Mandatorily redeemable preferred securities	30,000	30,000
	$ 390,251	$ 255,468

Borrowings at December 31, 2001 have maturity dates as follows:

(Dollars in Thousands)	Weighted Average Rate	Amount
Borrowings maturing or callable in 2002	2.74%	$ 164,335
Borrowings maturing or callable in 2003	4.17	135,000
Borrowings maturing or callable in 2004	4.35	60,000
February 5, 2007	7.08	394
January 11, 2019	6.08	522
Mandatorily redeemable preferred securities in 2028	8.13	30,000
	3.90%	$ 390,251

Information related to short-term borrowings at December 31 is as follows:

(Dollars in Thousands)	2001	2000	1999
Outstanding balance at end of year	$ 164,335	$ 202,513	$ 119,048
Average interest rate	2.74%	6.22%	5.45%
Maximum outstanding at any month end	$ 254,903	$ 214,588	$ 256,863
Average amount outstanding during year	$ 153,204	$ 156,086	$ 179,499
Average interest rate during year	5.31%	6.02%	5.11%

Average amounts outstanding and average interest rates are computed using weighted monthly averages.

On July 24, 1998, the Company formed a wholly owned subsidiary business trust, BSB Capital Trust I, L.L.C. (the "Trust"), for the purpose of issuing preferred securities which qualify as Tier I capital of the Company. The Trust issued $30 million at par value of 8.125% preferred securities in an exempt offering. The preferred securities are non-voting, mandatorily redeemable in 2028 and guaranteed by the Company. The Company's guarantee, together with its other obligations under the relevant agreements, constitute a full, irrevocable and unconditional guarantee by the Company of the securities issued by the Trust. The entire net proceeds to the Trust from the offering were invested in junior subordinated obligations of the Company, which are the sole assets of the Trust. The costs related to the issuance of these securities are capitalized and amortized over the life of the period to redemption on a straightline basis. The net proceeds were used to fund commercial and consumer loan growth.

The Bank has assigned mortgage-backed securities as collateral for certain other borrowings. Such securities have a market value aggregating $3.4 million and $2.2 million at December 31, 2001 and 2000, respectively.

At December 31, 2001, the Bank had available lines of credit of $150 million with the FHLB subject to the amount of available collateral, of which $63.5 million is outstanding as of December 31, 2001. This outstanding balance is collateralized by certain mortgage loans, mortgage-backed securities and other investment securities under a blanket pledge agreement with the FHLB. The Bank also had available a $10 million unsecured line of credit with First Union Corp., which requires daily repayment and had no balance outstanding at December 31, 2001.

Securities sold under repurchase agreements represent the purchase of interests in government securities by commercial checking customers which are repurchased by the Bank on the following business day. The government securities continue to be held by the Bank and the purchaser is precluded from engaging in repurchase transactions or otherwise pledging or hypothecating these securities.

Note 9: Employee Benefits

The Bank has a noncontributory qualified defined benefit pension plan covering substantially all employees. Under the plan, retirement benefits are primarily a function of both the years of service and the level of compensation. The Bank's policy is to fund the plan in amounts sufficient to pay liabilities. The pension plan assets consist primarily of listed stocks, governmental securities and cash equivalents.

The Bank also provides certain life and health insurance benefits to substantially all employees and eligible retirees through an unfunded plan. The Bank makes contributions to the plan as premiums are due.

The following table represents a reconciliation of the funded status of the plans at October 1:

	Pension Benefits		Life and Health Benefits	
(Dollars in Thousands)	2001	2000	2001	2000
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 19,116	$ 18,032	$ 4,762	$ 4,624
Service cost	828	853	182	195
Interest cost	1,498	1,395	350	351
Actuarial loss (gains)	220	(202)	(500)	(178)
Annuity payments	(1,070)	(952)		
Premiums paid			(263)	(230)
Settlements	(4)	(10)		
Benefit obligations at end of year	20,588	19,116	4,531	4,762
Change in plan assets:				
Fair value of plan assets at beginning of year	23,348	20,759		
Actual return on plan assets	(3,292)	3,551		
Employer contributions			263	230
Annuity payments	(1,070)	(952)		
Premiums paid			(263)	(230)
Settlements	(4)	(10)		
Fair value of plan assets at end of year	18,982	23,348		
Funded status	(1,605)	4,232	(4,531)	(4,762)
Unrecognized transition obligation			1,905	2,078
Unrecognized losses (gains)	1,577	(3,983)	(1,007)	(531)
Unrecognized past service liability	(70)	(94)		
Prepaid (accrued) benefit cost	$ (98)	$ 155	$ (3,633)	$(3,215)

The benefit obligations and prepaid (accrued) benefit costs presented in the above table were determined using the following weighted-average assumptions at October 1:

	2001	2000	2001	2000
Weighted-average assumptions:				
Discount rate	7.50%	8.00%	7.50%	8.00%
Expected return on plan assets	8.75%	9.00%		
Rate of compensation increase	4.00%	5.50%	4.00%	5.50%

The net periodic pension cost and the net postretirement benefit cost for the years ended December 31, 2001, 2000 and 1999 are as follows:

	Pension Benefits			Life and Health Benefits		
(Dollars in Thousands)	2001	2000	1999	2001	2000	1999
Service cost	$ 828	$ 853	$ 791	$ 182	$ 195	$ 176
Interest cost	1,498	1,395	1,228	350	351	288
Expected return on assets	(1,978)	(1,703)	(1,639)			
Unrecognized transition (asset) obligation			(5)	173	173	173
Unrecognized gain	(70)			(24)		
Unrecognized past service liability	(25)	(25)	(25)			
Net periodic benefit cost	$ 253	$ 520	$ 350	$ 681	$ 719	$ 637

For measurement purposes, a 9.00% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease to 7.0% for 2004 to approximately 4.5% in 2007.

A one-percentage-point change in assumed health care cost trend rates would have the following effect on life and health benefits at October 1, 2001:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 4	$ (5)
Effect on postretirement benefit obligation	21	(27)

The Bank also has a defined contribution employee savings 401(k) plan. Effective June 1, 2001, full-time salaried employees are eligible to join the 401(k) plan as of the first payroll period of any calendar month following employment. Previously, eligibility required employees, age twenty-one and older who have completed one year of service. The Bank matches 100% of basic contributions up to 2.0% of each participant's annual contribution and 50% of contribution over 2.0% with the Bank's total match not to exceed 3%. Contributions to the plan amounted to $338,000 in 2001, $319,000 in 2000 and $369,000 in 1999.

Note 10: Derivative Financial Instruments

The Company uses interest rate swap agreements from time to time as a part of its overall interest rate risk management strategy. The swaps modify the repricing characteristics of certain brokered certificate of deposit liabilities. Under terms of the swap agreements, the Company receives a fixed rate of interest and pays a variable rate of interest. The swaps are entered into with a counterparty that meets the Company's established credit standards and the agreements contain collateral provisions protecting the at-risk party. The Company considers the credit risk inherent in these contracts to be negligible. The swaps match the related brokered certificates of deposit in notional/face amount, fixed interest rate, interest payment date and maturity date. At December 31, 2001, the Company has no swaps outstanding.

Effective January 1, 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". Under SFAS 133, the interest rate swaps are accounted for as fair value hedges of the brokered certificate of deposit liabilities. The swaps and the brokered certificates of deposit are recorded at fair value on the statement of condition. The adoption of SFAS 133 has had no material impact on net income or shareholders' equity.

Note 11: Commitments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit and letters of credit, which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statements of condition. The contract amount of those commitments and letters of credit reflects the extent of involvement the Bank has in those particular classes of financial instruments. The Bank's exposure to loan loss in the event of non-performance by the counterparty to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of the instruments. The Bank uses the same credit policies in making commitments and letters of credit as it does for on-balance-sheet instruments.
Financial instruments whose contract amounts represent credit risk:

(Dollars in Thousands)	2001	2000
Commitments to extend credit	$ 311,948	$ 416,704
Letters of credit	30,443	33,321

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitment amounts are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby and other letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions. Most of these guarantees extend for periods ranging from three months to five years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Since some of the letters of credit are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

For both commitments to extend credit and letters of credit, the amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but includes residential and commercial real estate. Outstanding loans sold with recourse approximated $9.8 million as of December 31, 2001.

As required by certain letters of credit agreements, the Bank has pledged as collateral mortgage-backed securities having a market value of approximately $5.3 million at December 31, 2001. The Company is required to maintain a reserve balance, as established by the Federal Reserve Board of New York. The required average total reserve for the 14-day maintenance period ended December 26, 2001 was $15.5 million of which $5.9 million was required to be on deposit with the Federal Reserve Bank of New York. The remaining $9.5 million was represented by cash on hand and other adjustments.

The Bank rents facilities under leases expiring at various dates through 2016. Rent expense totaled approximately $832,000 in 2001, $872,000 in 2000 and $786,000 in 1999.

Approximate minimum rental commitments under existing noncancelable leases with remaining terms of one year or more are presented below:

Years ending December 31,	(Dollars in Thousands)
2002	$ 742
2003	755
2004	728
2005	696
2006	585
Later years	2,216
Total minimum lease payment	$ 5,722

Note 12: Limits on Dividends

The Company's ability to pay dividends to its shareholders is largely dependent on the Bank's ability to pay dividends to the Company. The circumstances under which the Bank may pay dividends are limited by federal and state statutes, regulations and policies. The Bank must obtain the approval of the New York State Superintendent of Banks for payment of dividends if the total of all dividends declared in any calendar year would exceed the total of the Bank's net profits as defined by applicable regulations, for that year, combined with its retained net profits for the preceding two years. Furthermore, the Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts, as defined by applicable regulations. At December 31, 2001, the Bank had approximately $13.1 million in undivided profits legally available for the payment of dividends.

In addition, the Federal Reserve Board and the Federal Deposit Insurance Corporation ("FDIC") are authorized to determine under certain circumstances that the payment of dividends would be an unsafe or unsound practice and to prohibit payment of such dividends. The payment of dividends that deplete a bank's capital base could be deemed to constitute such an unsafe or an unsound practice. There are also statutory limits on the transfer of funds to the Company by its banking subsidiary whether in the form of loans or other extensions of credit, investments or asset purchases. Such transfers by the Bank to the Company generally are limited in amount to 10% of the Bank's capital and surplus. Furthermore, such loans and extensions of credit are required to be collateralized in specific amounts.

Note 13: Income Taxes

The Company provides for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to recognizing the tax effects of temporary differences between tax and financial reporting.

The provision (benefit) for income taxes consists of the following:

(Dollars in Thousands)	2001	2000	1999
Current	$ 13,853	$ 14,288	$ 12,019
Deferred (benefit)	(1,174)	(12,901)	(528)
	$ 12,679	$ 1,387	$ 11,491

The components of deferred income taxes at December 31 included in other assets are:

(Dollars in Thousands)	2001	2000
Assets:		
Available for sale investments		$ 1,179
Allowance for loan losses	$ 23,532	23,716
Postretirement benefits	1,460	1,286
Non-accrual loans	1,712	
Other	1,228	1,649
	27,932	27,830
Liabilities:		
Available for sale investments	1,729	
Depreciation	857	727
Other	1,075	1,098
	3,661	1,825
Net deferred tax asset	$ 24,271	$ 26,005

A reconciliation between the federal statutory income tax rate and the effective income tax rate at December 31 follows:

	2001	2000	1999
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	4.4	14.5	4.6
Tax-exempt interest income	(0.8)	(10.0)	(1.1)
Other	(0.3)	(1.6)	0.2
Effective federal income tax rate	38.3%	37.9%	38.7%

Note 14: Earnings Per Share

Basic earnings per share is computed based on the weighted average shares outstanding. Diluted earnings per share is computed based on the weighted average shares outstanding adjusted for the dilutive effect of the assumed exercise of stock options during the year using the treasury stock method. The following is a reconciliation of basic earnings per share to diluted earnings per share for the years ended December 31:

(Dollars in Thousands, Except Share Data)	Net Income	Weighted Average Shares	Earnings Per Share
2001: Basic earnings per share	$ 20,460	9,958,952	$ 2.05
Effect of stock options		155,245	
Diluted earnings per share	$ 20,460	10,114,197	$ 2.02
2000: Basic earnings per share	$ 2,271	10,279,667	$ 0.22
Effect of stock options		77,977	
Diluted earnings per share	$ 2,271	10,357,644	$ 0.22
1999: Basic earnings per share	$ 18,225	10,137,625	$ 1.80
Effect of stock options		174,488	
Diluted earnings per share	$ 18,225	10,312,113	$ 1.77

Note 15: Options and Shareholder Rights

The Company has a Long-Term Incentive and Capital Accumulation Plan (the "Incentive Plan") for the benefit of officers and certain other employees of the Company and its subsidiary. The Incentive Plan, as approved by shareholders at the 1996 Annual Meeting of Shareholders and as amended at the 1998 and 1999 Annual Meetings of Shareholders, provides for options to purchase a total of 1.3 million shares of authorized common stock, of which options to purchase 1,030,525 shares have been granted as of December 31, 2001. At December 31, 2001, there were 269,475 options to purchase shares available for future grant under the Incentive Plan. Four kinds of rights are contained in the Incentive Plan and are available for grant: incentive stock options, non-qualified options, stock appreciation rights and performance share awards. Options under this Incentive Plan have a 10-year term, and vest and become exercisable at 25% per year at the end of each of the first four years following the grant date, as long as the optionee remains an employee of the Company or its subsidiaries, or as otherwise determined by the Company's Compensation Committee.

The Directors' Stock Option Plan (the "Directors' Plan"), as approved by shareholders at the 1994 Annual Meeting of Shareholders, provides for options to purchase 393,750 shares of authorized but unissued common stock by incumbent and future non-employee directors of the Company; 267,750 options to purchase shares have been granted as of December 31, 2001. At December 31, 2001, 126,000 options to purchase shares are available for future grant under the Directors' Plan. All options granted under the Directors' Plan are intended to be non-qualified options. Vesting occurs on the grant date, and options may be exercised six months after the grant date. Under the Directors' Plan, to the extent options remain available for grant, upon initial election or appointment as a director, new non-employee directors of the Company will each receive a grant of an option to purchase 6,750 shares of common stock. Furthermore, in January of each year, each non-employee director, including any director who becomes a non-employee director prior to such anniversary, shall be granted an option to purchase 2,250 shares of common stock.

Activity in the Plans during 1999, 2000 and 2001 was as follows:

(Dollars in Thousands, Except Share Data)		Number of Shares	Option Price Per Share	Aggregate
	Outstanding options at December 31, 1998	786,760	$ 3.61-$ 32.75	$ 13,523
1999:	Options exercised	(187,647)	3.61-23.10	(1,978)
	Options granted	227,100	26.63-28.75	6,178
	Outstanding options at December 31, 1999	826,213	3.61-32.75	17,723
2000:	Options forfeited	(173,838)	17.17-29.63	(2,683)
	Options exercised	(104,281)	3.61-18.83	(1,424)
	Options granted	298,000	13.50-19.50	3,788
	Outstanding options at December 31, 2000	846,094	5.84-32.75	17,404
2001:	Options forfeited	(105,675)	15.75-29.625	(2,721)
	Options exercised	(32,228)	9.333-19.1875	(440)
	Options granted	195,000	15.75-25.75	3,768
	Outstanding options at December 31, 2001	903,191	$ 5.84-$32.75	$ 18,011

Since the option price per share at the date of grant approximates the fair market value of the shares on the grant date, no expense is recognized as the stock options are exercised.

The Company maintains a shareholders' rights plan pursuant to which the Company's Board of Directors declared a dividend of one right for each outstanding share of common stock. These rights will also be attached to common stock issued subsequent to the adoption of the plan. The rights can only be exercised when an individual or group intends to acquire or has acquired a defined amount of the Company's outstanding common shares. Each right will entitle the holder to receive common stock having a market value equivalent to two times the exercise price (as defined). The rights will expire on June 4, 2009 and may be redeemed by the Company in whole at a price of $.01 per right.

Note 16: Stock-Based Compensation

The Company has two stock-based compensation plans, as described in Note 15. The Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for stock options granted under these plans. Under APB No. 25, because the exercise price of the Company's stock options approximates the market price of the underlying stock on the date of grant, no compensation expense is recognized. Had compensation cost for these plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(Dollars in Thousands, Except Share Data)	2001	2000	1999
Net Income:			
As reported	$ 20,460	$ 2,271	$ 18,225
Pro forma	19,608	1,104	17,062
Earnings Per Share:			
As reported:			
Basic	$ 2.05	$ 0.22	$ 1.80
Diluted	2.02	0.22	1.77
Pro forma:			
Basic	$ 1.97	$ 0.11	$ 1.68
Diluted	1.94	0.11	1.65

The weighted average fair value of options granted during 2001, 2000 and 1999 was $4.91, $4.51 and $6.51, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of 3.9% for 2001, 3.6% for 2000 and 3.3% for 1999; expected volatility of 29.1% for 2001, 27.9% for 2000 and 24.9% for 1999; risk-free interest rates of 5.09% in 2001, 6.2% for 2000 and 4.7% in 1999; and expected lives of 7.4 years in 2001, 2000 and 1999.

Options exercisable under the plans at December 31, 2001, 2000 and 1999 amounted to 633,375, 575,888 and 506,705, respectively. The weighted average exercise price of options exercisable at December 31, 2001, 2000 and 1999 were $19.33, $20.19 and $18.43, respectively.

The following table summarizes information about options outstanding at December 31, 2001:

	Outstanding			Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$3.61 to $5.84	727	1.775	$ 5.84	727	$ 5.84
$9.33 to $14.50	238,526	5.761	$ 12.69	189,776	$ 12.32
$15.08 to $19.85	347,363	7.024	$ 17.76	214,422	$ 17.91
$22.60 to $32.75	316,575	5.676	$ 27.86	228,450	$ 28.40
	903,191			633,375	

Note 17: Selected Quarterly Financial Data

Summarized quarterly financial information for the years ended December 31, 2001 and 2000 is as follows:

(Dollars in Thousands, Except Share Data)	Three Months Ended				Three Months Ended			
	3/31/01	6/30/01	9/30/01	12/31/01	3/31/00	6/30/00	9/30/00	12/31/00
Total interest income	$ 46,035	$ 42,927	$ 40,244	$ 35,574	$ 46,280	$ 48,357	$ 49,661	$ 49,110
Total interest expense	25,387	21,889	19,564	15,326	23,901	24,778	26,276	27,233
Net interest income	20,648	21,038	20,680	20,248	22,379	23,579	23,385	21,877
Provision for loan losses	4,674	4,500	4,550	4,500	4,608	4,951	17,249	26,913
Net interest income (loss) after provision for loan losses	15,974	16,538	16,130	15,748	17,771	18,628	6,136	(5,036)
Non-interest income	2,829	3,232	3,134	3,053	3,361	3,456	3,703	3,164
Operating expense	10,697	10,925	10,843	11,033	11,713	11,714	12,734	11,364
Income (loss) before income taxes	8,106	8,845	8,421	7,768	9,419	10,370	(2,895)	(13,236)
Income taxes	3,103	3,441	3,231	2,904	3,671	4,051	(1,230)	(5,105)
Net income (loss)	$ 5,003	$ 5,404	$ 5,190	$ 4,864	$ 5,748	$ 6,319	$ (1,665)	$ (8,131)
Earnings (loss) per share:								
Basic	$ 0.49	$ 0.54	$ 0.52	$ 0.50	$ 0.56	$ 0.62	$ (0.16)	$ (0.79)
Diluted	$ 0.49	$ 0.53	$ 0.51	$ 0.49	$ 0.56	$ 0.61	$ (0.16)	$ (0.79)

Note 18: Fair Value of Financial Instruments

SFAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the certain derived value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank. The fair value of off-balance-sheet financial instruments is not significant.

The net carrying amount and fair values of financial instruments at December 31 are as follows:

(Dollars in Thousands)	2001 Carrying Amount	2001 Fair Value	2000 Carrying Amount	2000 Fair Value
Financial assets:				
Cash and cash equivalents	$ 51,282	$ 51,282	$ 65,110	$ 65,110
Investment securities	126,834	126,973	231,261	231,359
Mortgage-backed securities	389,696	389,745	170,414	170,469
Loans	1,469,795	1,512,352	1,820,267	1,793,371
Allowance for loan losses	(58,829)		(59,291)	
Net loans	1,410,966	1,512,352	1,760,976	1,793,371
Mortgages held for sale	9,860	9,860	94	94
Total financial assets	$ 1,988,638	$ 2,090,212	$2,227,855	$ 2,260,403
Financial liabilities:				
Deposits	$ 1,496,937	$ 1,506,288	$1,881,226	$ 1,888,807
Borrowings and mandatorily redeemable preferred securities	390,251	405,322	255,468	256,549
Interest rate swap agreements				(455)
Total financial liabilities	$ 1,887,188	$ 1,911,610	$2,136,694	$ 2,144,901

Note 19: Regulatory Matters

The Company and the Bank each are subject to various regulatory capital guidelines and a framework for prompt corrective action that are administered by the federal banking agencies. Under these guidelines and this framework, the Company and the Bank must each meet specific capital levels that are based on the amount of their assets, liabilities and certain off-balance-sheet items, as calculated under various regulatory capital definitions and accounting practices. The Company's and the Bank's capital amounts and classifications also are subject to qualitative judgments by regulators about asset and capital components, risk-weightings and other factors. Failure by the Company or the Bank to meet minimum capital requirements necessitates certain mandatory actions and authorizes further discretionary actions by regulators, which could have a direct material effect on the Company's and the Bank's financial statements. The Company's capital is substantially the same as the Bank's because the Company engages in no additional activities.

Quantitative measures established by regulation to ensure capital adequacy require that the Company and the Bank each maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2001, the Company and the Bank each meet all capital adequacy guidelines to which they are subject.

	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:	
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total capital/ risk-weighted assets	**$196,503**	**12.88%**	>$ 122,048	>8.0%	>$ 152,560	>10.0%
Tier I capital/ risk-weighted assets	**$176,942**	**11.60%**	>$ 61,024	>4.0%	>$ 91,536	>6.0%
Tier I capital/ average assets	**$176,942**	**8.74%**	>$ 80,939	>4.0%	>$ 101,174	>5.0%
As of December 31, 2000						
Total capital/ risk-weighted assets	$198,882	10.67%	>$ 149,073	>8.0%	>$ 186,341	>10.0%
Tier I capital/ risk-weighted assets	$175,145	9.40%	>$ 74,536	>4.0%	>$ 111,805	>6.0%
Tier I capital/ average assets	$175,145	7.62%	>$ 91,919	>4.0%	>$ 114,899	>5.0%

Note 20: Financial Information-Parent Company

Statements of Condition

(Dollars in Thousands, Except Share Data)

December 31,	2001	2000
Assets		
Cash and due from banks	$ 6,064	$ 11,139
Investment in Bank, at equity	180,291	174,456
Investment in trust subsidiary	928	928
Prepaid expenses	705	733
Other assets	39	1,089
	$ 188,027	$ 188,345
Liabilities and Shareholders' Equity		
Accrued interest payable	$ 1,047	$ 1,047
Other liabilities	227	585
Junior subordinated debentures	30,928	30,928
Total liabilities	32,202	32,560
Shareholders' Equity:		
Preferred stock, par value $.01 per share; 2,500,000 shares authorized, none issued		
Common stock, par value $.01 per share; 30,000,000 shares authorized; 11,535,500 shares and 11,503,272 shares issued	115	115
Additional paid-in capital	39,331	38,789
Undivided profits	142,748	132,277
Accumulated other comprehensive income	2,520	(1,912)
Treasury stock at cost; 1,907,934 and 1,175,524 shares	(28,889)	(13,484)
Total shareholders' equity	155,825	155,785
	$ 188,027	$ 188,345

Statements of Income

(Dollars in Thousands)

Years Ended December 31,	2001	2000	1999
Income			
Dividends from Bank	$ 22,509	$ 10,289	$ 9,653
Interest on investment securities	75	74	77
Other income		207	
Equity in undistributed net income of Bank, net of dividends	66	(5,335)	12,445
Total income	22,650	5,235	22,175
Expense			
Interest on junior subordinated debentures	2,513	2,457	2,563
Merger and acquisition expenses		1,215	2,941
Other expenses	922	1,080	1,146
Total expense	3,435	4,752	6,650
Income before tax benefit	19,215	483	15,525
Income tax benefit	1,245	1,788	2,700
Net Income	$ 20,460	$ 2,271	$ 18,225

Statements of Cash Flows

(Dollars in Thousands)

Years Ended December 31,	2001	2000	1999
Operating activities:			
Net income	$ 20,460	$ 2,271	$ 18,225
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of Bank, net of dividends	(66)	5,335	(15,145)
Net change in other assets and liabilities	(515)	(3,197)	684
Net cash provided by operating activities	19,879	4,409	3,764
Investing activities:			
Capital contributions to subsidiaries			(5,000)
Net cash used by investing activities			(5,000)
Financing activities:			
Dividends paid to shareholders	(9,989)	(10,289)	(9,653)
Purchases of treasury stock	(15,405)	(38)	(75)
Proceeds from exercise of stock options	440	1,424	1,978
Net cash used by financing activities	(24,954)	(8,903)	(7,750)
Net increase in cash and cash equivalents	(5,075)	(4,494)	(8,986)
Cash and cash equivalents at beginning of year	11,139	15,633	24,619
Cash and Cash Equivalents at End of Year	$ 6,064	$ 11,139	$ 15,633

BSB
BANCORP, INC.

BSB Bancorp, Inc.
58-68 Exchange Street
Binghamton, NY 13901
607 779 2406
1 877 289 0221
www.bsbbank.com

Broome County

Main Office
58-68 Exchange Street
Binghamton, NY

West Side Office
273 Main Street
Binghamton, NY

East Side Office
156 Robinson Street
Binghamton, NY

Northgate Plaza Office
Northgate Plaza
1250 Upper Front Street
Binghamton, NY

Oakdale Mall Office
Oakdale Mall
223 Reynolds Road
Johnson City, NY

Vestal Plaza Office
Vestal Park
4700 Vestal Parkway East
Vestal, NY

Rano Blvd. Office
Giant Plaza
100 Rano Blvd.
Vestal, NY

Endwell Office
540 Hooper Road
Endwell, NY

Endicott Office
43 Washington Avenue
Endicott, NY

Tioga County

Tioga Office
1054 State Route 17C
Owego, NY

Chenango County

Norwich Office
North Plaza
118 State Highway 320
Norwich, NY

Chemung County

Elmira Office
351 N. Main Street
Elmira, NY

Elmira Heights Office
2075 Lake Road
Elmira Heights, NY

Onondaga County

Downtown Syracuse Office
431 East Fayette Street
Syracuse, NY

Shop City Office
416 Grant Blvd.
Syracuse, NY

Airport Plaza P&C Office
3803 Brewerton Road
(Route 11)
North Syracuse, NY

Cicero Office
5791 E. Seymour Street
(Route 31)
Cicero, NY

Penn Can P&C Office
7785 Frontage Road
Cicero, NY

North Medical Office
5112 West Taft Road, Suite B
Liverpool, NY

Fayetteville Office
7320 East Genesee Street
Fayetteville, NY

Camillus Office
100 Kasson Road
Camillus, NY

Skaneateles Office
33 East Genesee Street
Skaneateles, NY

BSB
BANCORP, INC.

BSB Bancorp, Inc.
58-68 Exchange Street
Binghamton, NY 13901
607 779 2406
1 877 289 0221
www.bsbbank.com